Form 10-K, Exhibit 13
period 2000-12-31
INTERNATIONAL FLAVORS & FRAGRANCES INC
filed 2001-03-30
CIK 51253

                                                                      EXHIBIT 13

This Exhibit consists of the following as they appear in Registrant's 2000 Annual Report:

Management's Discussion and Analysis of
Results of Operations and Financial Condition
Quarterly Financial Data
Report of Independent Accountants
Consolidated Statements of Income and
Retained Earnings
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
Five-Year Summary

Management's Discussion and Analysis of Results of Operations and Financial Condition
International Flavors & Fragrances Inc.
(All dollars in millions except per share amounts)

                                  Operations

The Company acquired Bush Boake Allen ("BBA"), effective November 3, 2000, and the BBA operating results are included in the Company's consolidated results from that date. Consolidated sales as reported and pro-forma sales for IFF and BBA combined for 2000, 1999 and 1998 were as follows:

                                                         Percent             Percent
Consolidated sales as reported                 2000      Change     1999     Change      1998
-----------------------------------------------------------------------------------------------
Flavors                                      $  597.7      1%     $  590.3      1%     $  587.2
Fragrances                                      865.1      2%        849.2      4%        820.1
                                             --------   ----      --------   ----      --------
  Total net sales                            $1,462.8      2%     $1,439.5      2%     $1,407.3
                                             ========   ====      ========   ====      ========

                                                         Percent             Percent
Pro-forma sales                                 2000     Change     1999     Change       1998
-----------------------------------------------------------------------------------------------
Flavors                                      $  846.7     (4%)    $  879.0      2%     $  865.2
Fragrances                                    1,033.9     (2%)     1,052.4      3%      1,022.1
                                             --------   ----      --------   ----      --------
  Total net sales                            $1,880.6     (3%)    $1,931.4      2%     $1,887.3
                                             ========   ====      ========   ====      ========

     Excluding BBA, 2000 flavor, fragrance and worldwide net sales were $558.6, $838.3 and $1,396.9, respectively.

     Sales outside the United States represented approximately 70% of total sales in 2000, 1999 and 1998. The following table shows sales on a geographic basis, including BBA from date of acquisition:

                                                         Percent             Percent
Sales by Destination                           2000      Change     1999     Change      1998
-----------------------------------------------------------------------------------------------
North America                                $  455.4      1%     $  452.6      1%     $  448.9
Europe, Africa and the Middle East (EAME)       551.8     (2%)       565.2      1%        556.9
Latin America                                   234.9      1%        232.9     (3%)       239.4
Asia-Pacific                                    220.7     17%        188.8     16%        162.1
                                             --------   ----     --------    ----     --------
  Total net sales                            $1,462.8      2%     $1,439.5      2%     $1,407.3
                                             ========   ====      ========   ====      ========

     Excluding BBA, 2000 sales by destination and related comparison to 1999 were: North America $433.1 (4% decline), EAME $524.0 (7% decline), Latin America $231.3 (1% decline) and Asia-Pacific $208.5 (10% increase).

     During 2000, excluding BBA, the Company's sales declined 3% in comparison to 1999. Reported sales were unfavorably impacted by the continuing strong U.S. dollar, most notably against the Euro and the major Western European currencies; had dollar exchange rates remained the same during 2000 and 1999, reported sales would have been approximately 5% higher. Local currency growth in fragrances was strongest in Asia-Pacific and EAME, with sales gains of 8% and 7%, respectively. North American fragrance sales increased 3% for the year, while Latin America sales declined 2%, reflecting the slow economic environment in much of that region. Flavor sales, in local currency, were also strongest in Asia-Pacific and EAME, with respective increases of 9% and 4%. Flavor sales in Latin America grew 2% from the prior year, while North America flavor sales were down 12% for the year; the North America performance reflected the continued slow business conditions facing many of the Company's customers in the region.

     During 1999, sales growth was strongest in EAME fragrances and in Asia-Pacific in flavors and fragrances. Local currency sales in Asia-Pacific increased 12% for the year, as that region continued its economic recovery. Local currency sales growth in EAME fragrances totaled 6% for the year. Latin America flavor sales declined 11% as a result of the currency and economic conditions in the region, most notably in Brazil, the Company's largest flavor market in the area. In 1999, reported sales were unfavorably impacted by the continued strength of the U.S. dollar, principally against the European currencies; if dollar exchange rates had remained the same during 1999 and 1998, consolidated sales would have been approximately 1% higher than reported.

     Although the Company's reported sales and earnings are affected by the weakening or strengthening of the U.S. dollar, this has no long-term effect on the underlying strength of our business.

     The percentage relationship of cost of goods sold and other operating expenses to sales on an as reported basis was as follows:

                                         2000        1999        1998
                                        -----------------------------
Cost of goods sold                       56.9%       56.0%       55.3%
Research and
     development expenses                 7.7%        7.2%        7.0%
Selling and
     administrative expenses             17.7%       17.2%       15.9%
                                        -----        ----        ----

     The above table reflects the reclassification of shipping and handling costs from Selling expense to Cost of goods sold in accordance with guidance established by Emerging Issues Task

Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." The amounts reclassified were $15.1 in 2000, $14.6 in 1999 and $14.3 in 1998; the change in classification did not impact net income in any year.

     Cost of goods sold, which includes cost of materials and internal manufacturing expenses, has remained fairly constant as a percentage of sales for the past several years. The increase in 2000 is mainly attributable to the acquisition of BBA and unfavorable absorption of manufacturing costs in North America due to poor sales performance in that region. The moderate increase in 1999 was primarily due to the impact of the currency devaluation and economic disruption in Brazil, which impacted the Company's near-term ability to pass on price increases to its customers in that market. Excluding BBA, cost of goods sold would have represented approximately 56.4% of sales in 2000.

     Research and development expenses are for the development of new and improved products, technical product support, compliance with governmental regulations and help in maintaining our relationships with our customers who are often dependent on technical advances. These activities contribute in a significant way to the Company's business. Excluding BBA, research and development expenses would have represented approximately 7.8% of sales in 2000.

     Selling and administrative expenses are necessary to support the Company's sales and operating levels. Selling and administrative expenses increased primarily due to increased depreciation and other costs associated with new computer systems and equipment, as well as certain costs incurred in connection with an employment contract in 2000. These additional costs were partially offset by elimination of costs incurred in 1999 and 1998 in connection with the Company's Y2K program of $14.2 and $12.5, respectively. In 1999, administrative expenses also included approximately $6.0 in costs associated with the final settlement of certain employment contracts and $2.3 relating to nonrecurring charges (discussed below). Administrative expenses for 1999 and 1998 also included certain costs incurred in connection with the Company's project to implement the enterprise requirements planning ("ERP") software package, SAP. Excluding BBA, selling and administrative expenses would have represented approximately 17.8% of sales in 2000.

     Operating profit, excluding corporate and other unallocated expenses, amortization of goodwill and other intangibles, and the effect of nonrecurring charges, was $291.7 in 2000, $321.4 in 1999 and $335.2 in 1998. In 2000,
operating profit declined primarily due to the decline in gross margin on sales, and increased selling and administration, and research and development expenditures. Operating profit decreased in 1999 in comparison to 1998 primarily due to the decline in gross margin on sales, charges of $3.5 relating primarily to accelerated depreciation on assets to be disposed of and increased research and development expenditures. In 1999 and 1998, operating profit reflected the effects of the Y2K related expenses. The Company recorded nonrecurring charges of $41.3 and $32.9 in 2000 and 1999, respectively. BBA operations contributed $9.3 to operating profit, before amortization of goodwill and other intangibles, for the period from November 3, 2000 through year-end.

     Interest expense amounted to $25.1, $5.2, and $2.0 in 2000, 1999 and 1998, respectively. Interest expense incurred in connection with the acquisition of BBA approximated $10.6. Interest expense in 2000, excluding interest cost attributable to the BBA acquisition, increased in comparison to 1999 mainly due to the higher level of borrowings incurred in connection with the Company's share repurchase program. Similarly, interest expense increased in 1999 compared to 1998 due to higher average borrowing levels during the year, again mainly in connection with the Company's share repurchase program.

     Other (income) expense, net was $2.3 expense in 2000, compared to $0.3 income in 1999 and $6.4 income in 1998. The decrease in other income in 2000 compared to 1999 was primarily due to lower interest income and lower exchange gains than in the prior year. The decrease in other income in 1999 compared to 1998 was mainly due to facility closure costs (discussed below). Also, in 1999, interest income decreased in comparison to 1998, primarily due to lower average interest rates and lower levels of investments.

     In April 2000, the Company acquired Laboratoire Monique Remy (LMR), a leader in the creation and commercialization of natural raw materials for fragrances and flavors. LMR operates state-of-the-art laboratory and manufacturing facilities in Grasse, France and an extraction plant in Lozere, France. Results of LMR are included in the consolidated results of the Company from acquisition date. Neither the acquisition nor the financial results of LMR was material to the Company's consolidated operating results, financial position or cash flows.

     On November 3, 2000, the Company acquired all of the outstanding shares of BBA for $48.50 per share in cash; total consideration paid, including transaction costs, approximated $970.0. The transaction is being accounted for as a purchase business combination.

     Amortization of goodwill and other intangibles in 2000 was $7.0 and arose due to the acquisition of BBA. The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Final determination of the purchase price, as well as its allocation to the net assets acquired, is not complete as of December 31, 2000 pending the final valuation of tangible and intangible assets acquired and the quantification of certain liabilities assumed. The excess of the purchase price over the estimated value of tangible and identified intangible assets acquired is recorded as goodwill, and is being amortized on a straight-line basis over 20 years. Other intangible assets include

Management's Discussion and Analysis of Results of Operations and Financial Condition
International Flavors & Fragrances Inc.

patents, trademarks and other intellectual property owned or developed by BBA, the value of which is being amortized over periods ranging from 10 to 20 years. At December 31, 2000, goodwill and other intangible assets, net of accumulated amortization, was $755.9. More details on the BBA acquisition are contained in
Note 3 of the Notes to the Consolidated Financial Statements.

     The BBA acquisition has been initially financed through the issuance of commercial paper. At December 31, 2000, $400.0 of the commercial paper outstanding has been reflected as long-term borrowings as the Company has the ability and intent to refinance that portion of the borrowings on a long-term basis. The Company is currently in the process of arranging permanent, long-term financing for a substantial portion of the related debt and expects this permanent financing to be in place during the first half of 2001. More details on bank loans, commercial paper and long-term debt are contained in Note 8 of the Notes to the Consolidated Financial Statements.

     The Company expects to achieve annual cost savings of approximately $70.0 as a result of synergies and efficiencies to be generated in connection with the integration of BBA and IFF. Approximately half of these savings are expected in 2001, with the remainder to be realized in 2002.

     These savings will be achieved primarily through the consolidation of facilities, optimization of capacity, reduced selling, general and administrative expenses, and supply chain rationalization. A portion of these savings will be reinvested in the business; however, the Company expects a large portion to contribute to improving net earnings. Based on information and plans formulated to date, the Company expects the integration to result in approximately $75.0 to $80.0 in implementation costs, relating primarily to employee separation and facility closure costs, and approximately $45.0 to $50.0 of capital spending associated with the consolidation of manufacturing facilities. A substantial portion of these implementation costs will be reflected as an adjustment to the cost of the BBA acquisition.

     In October 2000, the Company announced a reorganization, including management changes, further consolidation of production facilities and related actions. Henceforth, the Company will be organized under two global umbrellas of business development and operations. In addition, effective January 1, 2001, the Company will now have a single regional manager covering each of its major geographical clusters - North America, Europe, Asia-Pacific, Latin America and the newly constituted Central Asia and the Middle East (CAME) region.

     Business development will drive the top line growth of the Company and will include consumer and market research, product category strategy, product development, global sales and marketing, and technical application. Operations will be responsible for effective utilization of capital, increasing productivity and reducing inventory levels and cycle times.

     The total pretax cost of actions taken in connection with the reorganization, including $31.9 recorded in 2000, is expected to approximate $90.0 to $100.0 through the end of 2002. The reorganization is expected to yield annual savings by the year 2003 in the range of $25.0 to $30.0. A portion of the savings is expected to be reinvested in the business although a substantial portion is expected to contribute to improved earnings.

     In June 1999, the Company announced a program to streamline the Company's operations worldwide by improving operating efficiencies and asset utilization, enabling significant cost savings and enhanced profitability. The program included the closure of selected manufacturing, distribution and sales facilities in all geographic areas in which the Company operates. In addition, the Company planned to consolidate and align production in its remaining manufacturing locations. The Company anticipated realizing annual savings from this program of approximately $15.0; approximately $10.0 in savings from the program was realized in 2000 while approximately $5.0 was realized in the second half of 1999. A portion of the savings was reinvested in the business.

     In connection with the 2000 reorganization and the 1999 program, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive will receive additional credit, for pension purposes, in terms of age and service, as well as other benefits. During 2000, approximately 155 employees accepted enhanced retirement benefits under these two programs, resulting in nonrecurring pretax charges of $23.8. In addition, during 2000, the Company recognized additional nonrecurring charges of $17.5, essentially all of which related to employee separation costs and other reorganization activities. Total nonrecurring charges recorded in 2000 were $41.3 ($26.8 after tax, or approximately $.27 per share). There were no significant non-cash related elements of the 2000 charges. Certain costs associated with the merger and the integration of BBA operations are accounted for as part of the acquisition cost, and do not affect current earnings.

     In 1999, in connection with the program to streamline operations, the Company recorded total pretax charges of $40.9 ($27.2 after tax, or approximately $.26 per share); non-cash charges approximated $11.7. Certain elements of these charges, relating primarily to accelerated depreciation on assets to be disposed of, were recognized in cost of goods sold ($1.2) and selling and administrative expenses ($2.3). In addition, $4.5 associated primarily with facility closure was included in other income and expense. The balance of the charges, representing employee separation and asset-related costs, were recorded as nonrecurring charges in the Consolidated Statement of Income.

     Movements in reserves related to nonrecurring charges were as follows:

                                   Employee-        Asset-
                                     Related       Related         Total
------------------------------------------------------------------------
Original reserve                     $  22.9       $  10.0       $  32.9
Utilized in 1999                       (13.3)         (8.4)        (21.7)
                                     -------       -------       -------
Balance December 31, 1999                9.6           1.6          11.2
Additional reserves                     37.1           4.2          41.3
Utilized in 2000                       (22.3)         (3.7)        (26.0)
                                     -------       -------       -------
Balance December 31, 2000            $  24.4       $   2.1       $  26.5
                                     =======       =======       =======

     The balance of the reserves is expected to be utilized in 2001 and 2002 in connection with the final decommissioning and disposal of affected equipment and as severance obligations to affected employees are satisfied. In excess of 400 employees will be affected by the program.

     Essentially all of the pretax charges recorded in 2000 related to United States-based operations. Of the pretax charges in 1999, approximately $29.4 were for EAME, principally employee separation costs associated with the rationalization of certain operations and facilities in the United Kingdom, the Netherlands and France. For North America, Latin America and Asia-Pacific, 1999 charges totaled $5.6, $2.9 and $3.0, respectively, and related to employee separations and closure of operations.

     Effective January 1, 1998, the Company adopted Statement of Position 98-1 (SOP 98-1), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes guidance on when costs incurred for internal-use software are capitalized. The Company capitalized approximately $0.5, $24.8 and $28.0 in 2000, 1999 and 1998, respectively, related to the acquisition and development of the SAP software package.

     Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. In June 1999, the Financial Accounting Standards Board issued FAS 137 which deferred the effective date of FAS 133 to fiscal years beginning after June 15, 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt FAS 133 effective January 1, 2001. The Company believes that adoption of this Standard, given the Company's current level of relevant activity, will not have a material effect on the Company's consolidated financial position or results of operation.

     In December 1999, the Securities and Exchange Commission issued SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." This staff accounting bulletin summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted the guidelines of SAB 101 without material effect.

     In February 2001, the Financial Accounting Standards Board issued a revised exposure draft on Business Combinations and Intangible Assets - Accounting for Goodwill. The proposed Statement would establish a new accounting standard for goodwill acquired in a business combination. It would continue to require recognition of goodwill as an asset but would not permit amortization of goodwill as currently required by APB Opinion No. 17, Intangible Assets. This proposed Statement would establish a new method of evaluating goodwill for impairment using a fair-value based approach. Companies would be required to adopt the provisions of this proposed Statement in the quarter following issuance of the final standard; the provisions would apply to the unamortized balance of goodwill at the date of adoption. If the accounting standard is issued as it is currently drafted, adoption of the standard would eliminate approximately $25.0 to $30.0 of annual amortization expense related to goodwill.

     Compliance with existing governmental requirements regulating the discharge of materials into the environment has not materially affected the Company's operations, earnings or competitive position. In 2000, the Company spent approximately $1.4 on capital projects and about $9.1 in operating expenses and governmental charges for the purpose of complying with such regulations. Expenditures for these purposes will continue for the foreseeable future. In addition, the Company is party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act or similar state statutes. It is expected that the impact of any judgements in or voluntary settlements of such proceedings will not be material to the Company's financial condition, results of operations or liquidity.

Financial Condition

Cash, cash equivalents and short-term investments totaled $129.2 at December 31, 2000, compared to $63.0 and $116.0 at December 31, 1999 and 1998, respectively. Short-term investments are high-quality, readily marketable instruments. Working capital, excluding commercial paper used to finance the BBA acquisition, totaled $409.9 at year-end 2000, compared to $465.7 and $575.1 at December 31, 1999 and 1998, respectively. Gross additions to property, plant and equipment were $60.7, $103.8 and $91.7 in 2000, 1999 and 1998, respectively, and are expected to approximate $65.0 to $70.0 in 2001, including capital expenditures associated with the integration of BBA.

     At December 31, 2000, the Company's outstanding commercial paper totaled $1,209.4 at an average interest rate of 7.4%. Commercial paper maturities did not extend beyond April 2, 2001. The Company maintained revolving credit facilities of $1,300.0

Management's Discussion and Analysis of Results of Operations and Financial Condition
International Flavors & Fragrances Inc.

as a backstop for the commercial paper program. There were no amounts drawn under these facilities. The Company compensates the banks participating in these credit facilities in the form of fees, the amounts of which are not significant.

     Of the total revolving credit facilities, $300.0 is available to be extended as long-term debt at the election of the Company. Accordingly, $300.0 of commercial paper outstanding has been classified as long-term debt at December 31, 2000. In addition, the Company has entered into a financing agreement with a major European financial institution that, in part, provides for $100.0 of long-term debt to be issued with maturities in 2005 and 2006. Proceeds from this financing agreement will be used to reduce outstanding commercial paper and accordingly, a corresponding amount of commercial paper has been classified as noncurrent in the December 31, 2000 consolidated balance sheet. Interest on this debt will not exceed the applicable LIBOR base rate, plus 1.4%.

     Long-term debt, excluding $400.0 of commercial paper outstanding classified as long-term debt, increased $13.7 in the twelve months of 2000 due to a loan in Japan; the loan is payable in full in 2005 and bears interest at a rate of 1.7%. Proceeds from the loan were used to repay certain short-term borrowings and for general corporate purposes.

     In April 2000, the Company announced a plan to repurchase up to an additional 7.5 million shares of its common stock. In September 2000, the Company announced a plan to increase its current share repurchase program by an additional $100.0. A program to repurchase 7.5 million shares, which had been in effect since 1996, was completed in the first quarter of 2000. Repurchases will be made from time to time on the open market or through private transactions as market and business conditions warrant. The repurchased shares will be available for use in connection with the Company's employee benefit plans and for other general corporate purposes. At December 31, 2000, approximately 5.6 million shares of common stock had been repurchased under the 2000 program. Under these plans, the Company purchased $201.0, $46.3 and $134.4 of treasury stock in 2000, 1999 and 1998, respectively.

     The Company anticipates that its financing requirements, other than those related to the BBA acquisition as discussed above, will be funded from internal sources and credit facilities currently in place.

     The Company paid dividends to shareholders totaling $155.5, $161.2 and $159.6 in 2000, 1999 and 1998, respectively. The dividend rate per share in 2000, 1999 and 1998 was, respectively, $1.29, $1.52 and $1.48. In September 2000, the Board of Directors authorized a reduction in the Company's quarterly dividend by 60%, to $.15 per share, beginning with the fourth quarter 2000 dividend.

Euro Currency Adoption

As part of the European Economic and Monetary Union, a single currency (the "Euro") will replace the national currencies of many of the European countries in which the Company conducts business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999, with the participating national currencies scheduled to be removed from circulation between January 1, and June 30, 2002, and replaced by Euro notes and coinage. During the transition period, from January 1, 1999 through December 31, 2001, public and private entities as well as individuals may pay for goods and services using either checks, drafts, or wire transfers denominated in Euros or the participating country's national currency. The Company's systems and processes were "Euro Capable" (able to enter into Euro-denominated transactions) on January 1, 1999. The effects of the Euro conversion on the Company's revenues, costs and competitive position have not been significant. The costs of the systems and business process conversions were not material.

Subsequent Event

On February 20, 2001, the Company announced that its Board of Directors and management were evaluating the Company's business portfolio as part of an ongoing effort to refocus IFF on its core strategic areas. As a first step, the Board authorized management to divest a significant portion of the aroma chemicals business acquired as part of the BBA transaction. The BBA chemicals business had annual sales of approximately $100.0 for the year ended December 31, 2000. The Company has entered into preliminary discussions with potential third parties although no definitive agreement as to the terms or conditions of a sale had been finalized. IFF will also continue to evaluate its portfolio on an ongoing basis.

     IFF intends to use the proceeds from the sale of the BBA aroma chemicals business and of any other non-core elements of its business to pay down debt.

Cautionary Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this Management's Discussion and Analysis which are not historical facts or information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties with respect to the Company's business include general economic and business conditions, interest rates, the price and availability of raw materials, and political and economic uncertainties, including the fluctuation or devaluation of currencies in countries in which the Company does business. The Company intends its forward-looking statements to speak only as of the time of such statements, and does not undertake to update or revise them as more information becomes available.

Quarterly Financial Data (Unaudited)



(Dollars in thousands                                                                               Net Income Per Share/(c)/
except per share amounts)     Net Sales          Gross Profit/(a)/       Net Income/(b)/           Basic               Diluted
------------------------------------------------------------------------------------------------------------------------------------
Quarter                   2000         1999       2000       1999        2000      1999       2000       1999       2000      1999
------------------------------------------------------------------------------------------------------------------------------------
First                 $  369,912   $  367,765   $165,235   $157,426   $ 43,776   $ 48,780     $ 0.42     $ 0.46    $ 0.42    $ 0.46
Second                   368,759      371,079    165,197    162,079     48,916     27,434       0.48       0.26      0.48      0.26
Third                    339,591      364,674    148,092    161,956     28,927     49,155       0.29       0.46      0.29      0.46
Fourth/(d)/              384,533      335,981    152,618    151,656      1,386     36,631       0.01       0.35      0.01      0.35
                      ----------   ----------   --------   --------   --------   --------     ------     ------    ------    ------
                      $1,462,795   $1,439,499   $631,142   $633,117   $123,005   $162,000     $ 1.22     $ 1.53    $ 1.22    $ 1.53
                      ==========   ==========   ========   ========   ========   ========     ======     ======    ======    ======

(a) Reflects the classification of shipping and handling costs as a component of Cost of goods sold; prior to 2000, the Company had accounted for such costs as a component of Selling and administrative expenses. Prior year amounts have been reclassified from Selling expense to Cost of goods sold in accordance with guidance established by Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Implementation had no effect on net income.

(b) Net income for the 2000 first, third and fourth quarters includes the after-tax effects of certain charges of $6,248, $4,765 and $15,752, respectively. Net income for the 1999 second, third and fourth quarters includes the after-tax effects of certain charges of $23,145, $1,748 and $2,289, respectively. See Note 2 of the Notes to Consolidated Financial Statements for further discussion.

(c) The sum of the 2000 quarters' earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

(d) The Company acquired Bush Boake Allen ("BBA") effective November 3, 2000, and the BBA operating results are included in the Company's consolidated results from that date.

Report of Independent Accountants

To the Board of Directors and Shareholders of International Flavors & Fragrances Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of International Flavors & Fragrances Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
January 29, 2001

Consolidated Statements of Income and Retained Earnings
International Flavors & Fragrances Inc.

                                                                  Year Ended December 31,
                                                       -----------------------------------------
(Dollars in thousands except per share amounts)               2000           1999           1998
------------------------------------------------------------------------------------------------
Consolidated Statement of Income
Net sales                                              $ 1,462,795    $ 1,439,499    $ 1,407,349
                                                       -----------   ------------    -----------
Cost of goods sold                                         831,653        806,382        777,764
Research and development expenses                          112,671        103,794         98,438
Selling and administrative expenses                        258,653        248,047        224,393
Amortization of goodwill and other intangibles               7,032             --             --
Nonrecurring charges                                        41,273         32,948             --
Interest expense                                            25,072          5,154          2,042
Other (income) expense, net                                  2,314           (291)        (6,356)
                                                       -----------   ------------    -----------
                                                         1,278,668      1,196,034      1,096,281
                                                       -----------   ------------    -----------
Income before taxes on income                              184,127        243,465        311,068
Taxes on income                                             61,122         81,465        107,283
                                                       -----------   ------------    -----------
Net income                                                 123,005        162,000        203,785
Other comprehensive income
         Foreign currency translation adjustments          (20,443)       (48,005)        27,721
                                                       -----------   ------------    -----------
Comprehensive income                                   $   102,562    $   113,995    $   231,506
                                                       ===========   ============    ===========
                                                              2000           1999           1998
------------------------------------------------------------------------------------------------
Net income per share - basic                           $      1.22    $      1.53    $      1.90
                                                       ===========   ============    ===========
Net income per share - diluted                         $      1.22    $      1.53    $      1.90
                                                       ===========   ============    ===========

(Dollars in thousands)                                        2000           1999           1998
------------------------------------------------------------------------------------------------
Consolidated Statement of Retained Earnings
At beginning of year                                   $ 1,211,790    $ 1,210,620     $1,166,348
Net income                                                 123,005        162,000        203,785
                                                       -----------   ------------    -----------
                                                         1,334,795      1,372,620      1,370,133
Cash dividends declared                                    130,234        160,830        159,513
                                                       -----------   ------------    -----------
At end of year                                         $ 1,204,561    $ 1,211,790     $1,210,620
                                                       ===========   ============    ===========

See Notes to Consolidated Financial Statements

Consolidated Balance Sheet
International Flavors & Fragrances Inc.

(Dollars in thousands)
                                                                                                               December 31,
                                                                                                     ------------------------------
Assets                                                                                                    2000          1999
-----------------------------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                                                            $   128,869        $    62,135
Short-term investments                                                                                       369                836
Receivables:
         Trade                                                                                           343,294            290,118
         Allowance for doubtful accounts                                                                 (11,074)           (10,013)
         Other                                                                                            32,094             23,313
Inventories                                                                                              435,312            415,269
Prepaid and deferred charges                                                                              90,076             53,756
                                                                                                     -----------        -----------
         Total Current Assets                                                                          1,018,940            835,414
Property, Plant and Equipment, net                                                                       679,874            523,916
Intangible Assets, net                                                                                   755,923                 --
Other Assets                                                                                              34,296             42,165
                                                                                                     -----------        -----------
Total Assets                                                                                         $ 2,489,033        $ 1,401,495
                                                                                                     ===========        ===========
                                                                                                              December 31,
                                                                                                     ------------------------------
Liabilities and Shareholders' Equity                                                                      2000          1999
-----------------------------------------------------------------------------------------------------------------------------------
Current Liabilities:
Bank loans                                                                                           $    43,633        $    29,274
Commercial paper                                                                                         809,352             63,200
Accounts payable                                                                                          75,021             71,989
Accrued payrolls and bonuses                                                                              43,375             18,527
Dividends payable                                                                                         14,614             39,882
Income taxes                                                                                              61,073             54,497
Other current liabilities                                                                                131,949             92,333
                                                                                                     -----------        -----------
         Total Current Liabilities                                                                     1,179,017            369,702
                                                                                                     -----------        -----------
Other Liabilities:
Long-term debt                                                                                           417,402              3,832
Deferred income taxes                                                                                    103,151             32,785
Retirement and other liabilities                                                                         158,204            136,679
                                                                                                     -----------        -----------
         Total Other Liabilities                                                                         678,757            173,296
                                                                                                     -----------        -----------
Shareholders' Equity:
Common stock 12 1/2(cent) par value; authorized 500,000,000 shares;
         issued 115,761,840 shares                                                                        14,470             14,470
Capital in excess of par value                                                                           133,041            134,480
Retained earnings                                                                                      1,204,561          1,211,790
Accumulated other comprehensive income:
         Cumulative translation adjustment                                                               (77,578)           (57,135)
                                                                                                     -----------        -----------
                                                                                                       1,274,494          1,303,605
Treasury stock, at cost - 18,335,796 shares in 2000 and 10,939,915 shares in 1999                       (643,235)          (445,108)
                                                                                                     -----------        -----------
         Total Shareholders' Equity                                                                      631,259            858,497
                                                                                                     -----------        -----------
Total Liabilities and Shareholders' Equity                                                           $ 2,489,033        $ 1,401,495
                                                                                                     ===========        ===========

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows
International Flavors & Fragrances Inc.


                                                                                               Year Ended December 31,
                                                                                --------------------------------------------------
(Dollars in thousands)                                                                  2000            1999               1998
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                          $   123,005       $   162,000       $   203,785
Adjustments to reconcile to net cash provided by operations:
         Depreciation and amortization                                                   69,344            56,369            49,006
         Deferred income taxes                                                          (30,496)           (4,191)           15,877
         Changes in assets and liabilities:
                  Current receivables                                                    15,261           (35,354)           (3,887)
                  Inventories                                                            64,591           (33,955)          (31,354)
                  Current payables                                                       22,017            40,719           (15,816)
                  Other, net                                                              5,388            10,230            (1,185)
                                                                                    -----------       -----------       -----------
Net cash provided by operations                                                         269,110           195,818           216,426
                                                                                    -----------       -----------       -----------
Cash flows from investing activities:
         Proceeds from sales/maturities of short-term investments                         1,566             1,073            41,766
         Purchases of short-term investments                                             (1,111)             (955)               --
         Investments in acquired businesses, net of cash received                      (953,295)               --                --
         Additions to property, plant and equipment                                     (60,696)         (103,835)          (91,690)
         Proceeds from disposal of assets                                                11,301             1,925             1,949
                                                                                    -----------       -----------       -----------
Net cash used in investing activities                                                (1,002,235)         (101,792)          (47,975)
                                                                                    -----------       -----------       -----------
Cash flows from financing activities:
         Cash dividends paid to shareholders                                           (155,502)         (161,249)         (159,619)
         Increase in bank loans                                                           5,164             1,599            16,570
         Proceeds from issuance of commercial paper                                     746,152            63,200                --
         Increase in long-term debt                                                     413,747                --                --
         Decrease in long-term debt                                                      (1,903)             (859)           (1,380)
         Proceeds from issuance of stock under stock option plans                         1,387             4,290             4,569
         Purchase of treasury stock                                                    (200,953)          (46,298)         (134,448)
                                                                                    -----------       -----------       -----------
Net cash provided by (used in) financing activities                                     808,092          (139,317)         (274,308)
                                                                                    -----------       -----------       -----------
Effect of exchange rate changes on cash and cash equivalents                             (8,233)           (7,534)            3,823
                                                                                    -----------       -----------       -----------
Net change in cash and cash equivalents                                                  66,734           (52,825)         (102,034)
Cash and cash equivalents at beginning of year                                           62,135           114,960           216,994
                                                                                    -----------       -----------       -----------
Cash and cash equivalents at end of year                                            $   128,869       $    62,135       $   114,960
                                                                                    ===========       ===========       ===========

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
International Flavors & Fragrances Inc.

Note 1. Summary of Significant Accounting Policies

Nature of Operations

The Company is the leading creator and manufacturer of flavors and fragrances used by others to impart or improve flavor or fragrance in a wide variety of consumer products. The Company's products are sold principally to manufacturers of perfumes and cosmetics, hair and other personal care products, soaps and detergents, cleaning products, dairy, meat and other processed foods, beverages, snacks and savory foods, confectionery, sweet and baked goods, and pharmaceutical and oral care products.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries.

Revenue Recognition

Revenue is recognized when products are shipped and when title and risk of loss transfer to the customer.

Currency Translation

The assets and liabilities of non-U.S. subsidiaries which operate in a local currency environment are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Cumulative translation adjustments are shown as a separate component of shareholders' equity.

     For periods through December 31, 2000, certain subsidiaries which operated in U.S. dollars, or which operated in a highly inflationary environment, inventory and property, plant and equipment were translated using the approximate exchange rates at the time of acquisition. All other assets and liabilities were translated at year-end exchange rates. Except for inventories charged to cost of goods sold and depreciation, which were remeasured for historical rates of exchange, all income and expense items were translated at average exchange rates during the year. Gains and losses as a result of remeasurements were included in income. Effective January 1, 2001, substantially all subsidiaries operate in a local currency environment.

Research and Development

All costs associated with research and development are charged to expense as incurred.

Inventories

Inventories are stated at the lower of cost (generally on an average basis) or market.

Cash Equivalents

Highly liquid investments with maturities of three months or less at date of purchase are considered to be cash equivalents.

Long-Lived Assets

Property, plant and equipment are recorded at cost. Depreciation is calculated on a straight-line basis, principally over the following estimated useful lives: buildings and improvements, 10 to 40 years; machinery, equipment and software, 3 to 10 years; and leasehold improvements, the shorter of 10 years or the remaining life of the lease.

     When properties are retired or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts and the resultant gain or loss is included in income.

     Identifiable intangible assets include patents, trademarks and other intellectual property which are valued at acquisition through independent appraisals, and are being amortized on a straight-line basis over periods ranging from 10 to 20 years. Goodwill arising from business acquisitions is amortized on a straight-line basis over its estimated useful life, which is generally 20 years.

     Long-lived assets are reviewed for impairment when events or changes in business conditions indicate that their full carrying value may not be recovered. Assets are considered to be impaired and written down to estimated fair value if expected associated cash flows are less than the carrying amounts.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, based on tax laws as currently enacted. Additional taxes which would result from dividend distributions by subsidiary companies to the parent company are provided to the extent such dividends are anticipated. No provision is made for additional taxes on undistributed earnings of subsidiary companies which are intended to be permanently invested in such subsidiaries. As a result, no income tax effect is attributable to the currency translation component of other comprehensive income.

Retirement Benefits

Current service costs of retirement plans and postretirement health care and life insurance benefits are accrued currently. Prior service costs resulting from improvements in these plans are amortized over periods ranging from 10 to 20 years.

Notes to Consolidated Financial Statements
International Flavors & Fragrances Inc.

Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

Risks and Uncertainties

The diversity of the Company's products, customers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Software Costs

Effective January 1, 1998, the Company adopted Statement of Position 98-1 (SOP 98-1), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. In accordance with SOP 98-1, the Company capitalizes direct internal and external development costs associated with internal-use software. Neither preliminary evaluation costs nor costs associated with the software after implementation are capitalized.

Shipping and Handling Costs

Shipping and handling costs are included in Cost of goods sold in accordance with the guidance established by Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Such costs totaled $15.1 million, $14.6 million and $14.3 million in 2000, 1999 and 1998, respectively, and were previously included in Selling and administrative expenses. The change in classification did not impact net income.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. In June 1999, the Financial Accounting Standards Board issued FAS 137 which deferred the effective date of FAS 133 to fiscal years beginning after June 15, 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt FAS 133 effective January 1, 2001. The Company believes that adoption of this Standard, given the Company's current level of relevant activity, will not have a material effect on the Company's consolidated financial position or results of operation.

     In December 1999, the Securities and Exchange Commission issued SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." This staff accounting bulletin summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted the guidelines of SAB 101 without material effect.

Net Income Per Share

Net income per share is based on the weighted average number of shares outstanding. A reconciliation of the number of shares used in the computations of basic and diluted net income per share is as follows:

                                            Number of Shares
                                ----------------------------------------
(Shares in thousands)              2000           1999              1998
------------------------------------------------------------------------
Basic EPS                       101,073        105,748           107,122
Dilution under stock plans           20            195               308
                                -------        -------           -------
Diluted EPS                     101,093        105,943           107,430
                                =======        =======           =======

     Net income used in the computation of basic and diluted net income per share is not affected by the assumed issuance of stock under the Company's stock plans.

     Options to purchase 5,430,857, 2,946,607 and 2,295,667 shares were outstanding in 2000, 1999 and 1998, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares in the respective years.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to fiscal 2000 classifications.

Note 2. Nonrecurring and Other Charges

In October 2000, the Company announced a reorganization, including management changes, further consolidation of production facilities and related actions. Henceforth, the Company will be organized under two global umbrellas of business development and operations. In addition, effective January 1, 2001, the Company will now have a single regional manager covering each of its major geographical clusters - North America, Europe, Asia-Pacific, Latin America and the newly constituted Central Asia and the Middle East (CAME) region.

     Business development will drive the top line growth of the Company and will include consumer and market research, product category strategy, product development, global sales and marketing, and technical application. Operations will be responsible for effective utilization of capital, increasing productivity and reducing inventory levels and cycle times.

     The total pretax cost of actions taken in connection with the reorganization, including $31.9 million recorded in 2000, is expected to approximate $90.0 million to $100.0 million through the end of 2002. The reorganization is expected to yield annual savings by the year 2003 in the range of $25.0 million to $30.0 million. A portion of the savings is expected to be reinvested in the business although a substantial portion is expected to contribute to improved earnings.

     In June 1999, the Company announced a program to streamline the Company's operations worldwide by improving operating efficiencies and asset utilization, enabling significant cost savings and enhanced profitability. The program included the closure of selected manufacturing, distribution and sales facilities in all geographic areas in which the Company operates. In addition, the Company planned to consolidate and align production in its remaining manufacturing locations. The Company anticipated realizing annual savings from this program of approximately $15.0 million; approximately $10.0 million in savings from the program was realized in 2000 while approximately $5.0 million was realized in the second half of 1999. A portion of the savings was reinvested in the business.

     In connection with the 2000 reorganization and the 1999 program, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive will receive additional credit, for pension purposes, in terms of age and service, as well as other benefits. During 2000, approximately 155 employees accepted enhanced retirement benefits under these two programs, resulting in nonrecurring pretax charges of $23.8 million. In addition, during 2000, the Company recognized additional nonrecurring charges of $17.5 million, essentially all of which related to employee separation costs and other reorganization activities. Total nonrecurring charges recorded in 2000 were $41.3 million ($26.8 million after tax). There were no significant non-cash related elements of the 2000 charges. Certain costs associated with the merger and the integration of BBA operations are accounted for as part of the acquisition cost, and do not affect current earnings.

     In 1999, in connection with the program to streamline operations, the Company recorded total pretax charges of $40.9 million ($27.2 million after tax); non-cash charges approximated $11.7 million. Certain elements of these charges, relating primarily to accelerated depreciation on assets to be disposed of, were recognized in cost of goods sold ($1.2 million) and selling and administrative expenses ($2.3 million). In addition, $4.5 million associated primarily with facility closure was included in other income and expense. The balance of the charges, representing employee separation and asset-related costs, were recorded as nonrecurring charges in the Consolidated Statement of Income.

     Movements in the reserves related to the nonrecurring charges were as follows:

                                                    Employee-                Asset-
(Dollars in thousands)                                Related               Related                 Total
------------------------------------------------------------------------------------------------------------
Original reserve                                    $ 22,951                $  9,997                $ 32,948
Utilized in 1999                                     (13,329)                 (8,411)                (21,740)
                                                    --------                --------                --------
Balance December 31, 1999                              9,622                   1,586                  11,208
Additional reserves                                   37,095                   4,178                  41,273
Utilized in 2000                                     (22,338)                 (3,711)                (26,049)
                                                    --------                --------                --------
Balance December 31, 2000                           $ 24,379                $  2,053                $ 26,432
                                                    ========                ========                ========

     The balance of the reserve is expected to be utilized in 2001 and 2002 in connection with the final decommissioning and disposal of affected equipment and as severance obligations to affected employees are satisfied. In excess of 400 employees will be affected by the program.

     Essentially all of the pretax charges recorded in 2000 related to United States-based operations. Of the pretax charges in 1999, approximately $29.4 million were for EAME, principally employee separation costs associated with the rationalization of certain operations and facilities in the United Kingdom, the Netherlands and France. For North America, Latin America and Asia-Pacific, 1999 charges totaled $5.6 million, $2.9 million and $3.0 million, respectively, and related to employee separations and closure of operations.

Note 3. Acquisitions

On November 3, 2000, the Company acquired all of the outstanding shares of Bush Boake Allen Inc. ("BBA") for $48.50 per share in cash; total consideration paid, including transaction costs, approximated $970.0 million.

     The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Final determination of the purchase price, as well as its allocation to the net assets acquired, is not complete as of December 31, 2000 pending the final valuation of tangible and intangible assets acquired and the quantification of certain liabilities assumed. The excess of the purchase price over the estimated value of tangible and identified intangible assets acquired is recorded as goodwill, and is being amortized on a straight-line

Notes to Consolidated Financial Statements
International Flavors & Fragrances Inc.

basis over 20 years. Other intangible assets include patents, trademarks and other intellectual property owned or developed by BBA, the value of which is being amortized over periods ranging from 10 to 20 years. At December 31, 2000, goodwill and other intangible assets, net of accumulated amortization, was $755.9 million.

     The following unaudited pro-forma results of operations give effect to the BBA acquisition as if it had occurred as of the beginning of each of the periods presented.

(Dollars in thousands except per share amounts)                                       2000         1999
-------------------------------------------------------------------------------------------------------
Net sales                                                                      $ 1,880,612  $ 1,931,380
Net income                                                                          83,398       97,898
Net income per share - basic                                                        $ 0.83        $0.93
Net income per share - diluted                                                      $ 0.82        $0.92
                                                                               -----------  -----------
(Dollars in thousands)                                                                             2000
-------------------------------------------------------------------------------------------------------
Preliminary allocation of purchase price:
         Fair value of assets acquired, net of cash                                         $ 1,170,858
         Cash paid for common stock and transaction costs                                      (970,000)
                                                                                            -----------
         Liabilities assumed                                                                $   200,858
                                                                                            ===========

     In April 2000, the Company acquired Laboratoire Monique Remy (LMR), a leader in the creation and commercialization of natural raw materials for fragrances and flavors. LMR operates state-of-the-art laboratory and manufacturing facilities in Grasse, France and an extraction plant in Lozere, France. Results of LMR are included in the consolidated results of the Company from acquisition date. Neither the acquisition nor financial results of LMR was material to the Company's consolidated operating results, financial position or cash flows.

Note 4. Marketable Securities

Marketable securities are included in cash equivalents and short-term investments, as appropriate. At December 31, 2000 and 1999, marketable securities totaling $9.9 million and $1.6 million, respectively, were available for sale and recorded at fair value which approximated cost. Realized gains and losses on the sale of marketable securities were not material.

Note 5. Inventories

                                                    December 31,
                                     -------------------------------------
(Dollars in thousands)                     2000                       1999
--------------------------------------------------------------------------
Raw materials                        $  243,327                 $  229,896
Work in process                          21,212                      7,423
Finished goods                          170,773                    177,950
                                     ----------                 ----------
                                     $  435,312                 $  415,269
                                     ==========                 ==========


Note 6. Property, Plant and Equipment, net

                                                                December 31,
                                                 -------------------------------------
(Dollars in thousands)                                 2000                       1999
--------------------------------------------------------------------------------------
Land                                             $   35,416                 $   34,205
Buildings and improvements                          345,070                    291,244
Machinery, equipment and software                   709,315                    572,181
Construction in progress                             51,500                     51,290
                                                 ----------                 ----------
                                                  1,141,301                    948,920
Accumulated depreciation                            461,427                    425,004
                                                 ----------                 ----------
                                                 $  679,874                 $  523,916
                                                 ==========                 ==========

Note 7. Intangible Assets, net

                                                                December 31,
                                                 -------------------------------------
(Dollars in thousands)                                 2000                       1999
--------------------------------------------------------------------------------------
Goodwill                                         $  563,897                         --
Trademarks and other                                199,058                         --
                                                 ----------                   --------
                                                    762,955                         --
Accumulated amortization                              7,032                         --
                                                 ----------                   --------
                                                 $  755,923                         --
                                                 ==========                   ========

Note 8. Borrowings

At December 31, 2000, the Company had commercial paper outstanding of $1,209.4 million. The average interest rate on this commercial paper was 7.4%. Commercial paper maturities did not extend beyond April 2, 2001. Commercial paper outstanding at the end of 1999 was $63.2 million, with the increase in 2000 attributable primarily to the acquisition of BBA.

     The Company maintained revolving credit facilities of $1,300.0 million as a backstop for the commercial paper program. There were no amounts drawn under these facilities. The Company compensates the banks participating in these credit facilities in the form of fees, the amounts of which are not significant.

     Of the total revolving credit facilities, $300.0 million is available to be extended as long-term debt at the election of the Company. Accordingly, $300.0 million of commercial paper outstanding has been classified as long-term debt at December 31, 2000. In addition, the Company has entered into a financing agreement with a major European financial institution that, in part, provides for $100.0 million of long-term debt to be issued with maturities in 2005 and 2006. Proceeds from this financing agreement will be used to reduce outstanding commercial paper and accordingly, a corresponding amount of commercial paper has been classified as noncurrent in the December 31, 2000 consolidated balance sheet. Interest on this debt will not exceed the applicable LIBOR base rate, plus 1.4%.

     Short-term bank loans were outstanding in several foreign countries and averaged $31.7 million in 2000, compared with $58.0 million in 1999 and $16.9 million in 1998. The highest levels were $55.3 million in 2000, $84.9 million in 1999 and $29.6 million in 1998. This excludes $970.0 million of short-term U.S. bank bridge financing used solely for the November 3, 2000 acquisition of BBA, and replaced by commercial paper before December 31, 2000. The 2000 weighted average interest rate of these foreign bank loans, based on balances outstanding at the end of each month, was 8% and the average rate on loans outstanding at December 31, 2000 was 8%. These rates compare with 9% and 8%, respectively, in 1999 and 8% and 7%, respectively, in 1998.

     At December 31, 2000, excluding $400.0 million of commercial paper outstanding classified as long-term debt, other long-term debt (all foreign) totalled $17.4 million and consists primarily of a five-year loan due in 2005, at an annual interest rate of 1.7%. Additional long-term debt, with maturities in 2002, has been issued to satisfy financing needs in Europe at an annual interest rate of 7.3%.

     Aggregate payments for the next five years of long-term debt outstanding at December 31, 2000 are $305.0 million in 2002 and $77.0 million in 2005. At December 31, 2000 and 1999, the estimated fair value of long-term debt, based on borrowing rates currently available to the Company with similar terms and maturities, approximated the recorded amount.

     Cash payments for interest were $19.6 million in 2000, $4.6 million in 1999 and $1.8 million in 1998. At December 31, 2000, the Company and its subsidiaries had unused lines of bank credit of approximately $172.0 million in addition to those credit facilities serving as backstop to the Company's commercial paper program.

Note 9. Income Taxes

(Dollars in thousands)                        2000        1999       1998
-------------------------------------------------------------------------
U.S. income (loss) before taxes          $ (33,183)  $  19,061   $ 54,745
Foreign income before taxes                217,310     224,404    256,323
                                         ---------   ---------   --------
Total income before taxes                $ 184,127   $ 243,465   $311,068
                                         =========   =========   ========

     The following table shows the components of current and deferred income tax expense by taxing jurisdiction, both domestic and foreign:

(Dollars in thousands)                        2000       1999         1998
--------------------------------------------------------------------------
Current
         Federal                         $    (640)  $  5,064    $   4,830
         State and local                       381        204          578
         Foreign                            91,877     80,388       85,998
                                         ---------   --------    ---------
                                            91,618     85,656       91,406
                                         ---------   --------    ---------
Deferred
         Federal                           (20,543)    (8,773)      13,350
         State and local                    (1,484)       546        1,847
         Foreign                            (8,469)     4,036          680
                                         ---------   --------    ---------
                                           (30,496)    (4,191)      15,877
                                         ---------   --------    ---------
Total income taxes                       $  61,122   $ 81,465    $ 107,283
                                         =========   ========    =========

     At December 31, 2000 and 1999, gross deferred tax assets were $113.5 million and $63.9 million, respectively; gross deferred tax liabilities were $154.6 million and $67.7 million, respectively. No valuation allowance was required for deferred tax assets. At December 31, 2000 and 1999, current deferred tax assets of $62.1 million and $29.0 million, respectively, were included in Prepaid and deferred charges. The principal components of deferred tax assets (liabilities) were:

(Dollars in thousands)                               2000              1999
---------------------------------------------------------------------------
Employee and retiree benefits                    $ 52,300          $ 34,300
Inventory                                          12,700            12,400
Tax credit carryforwards                           13,200              --
Property, plant and equipment                     (47,600)          (40,500)
Trademarks and other                              (65,700)             --
Other, net                                         (6,000)          (10,000)
                                                 --------          --------
                                                 $(41,100)         $ (3,800)
                                                 ========          ========

     Of the tax credit carryforwards, $5.9 million expire in 2005; the remaining $7.3 million can be carried forward indefinitely.

     A reconciliation between the U.S. federal income tax rate and the effective tax rate is:

                                                                                      2000     1999     1998
------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                                    35.0%    35.0%    35.0%
Difference in effective tax rate on
         foreign earnings and remittances                                             (0.3)    (1.0)    (0.5)
State and local taxes                                                                 (0.4)     0.2      0.5
Other, net                                                                            (1.1)    (0.7)    (0.5)
                                                                                      ----     ----     ----
Effective tax rate                                                                    33.2%    33.5%    34.5%
                                                                                      ====     ====     ====

Notes to Consolidated Financial Statements
International Flavors & Fragrances Inc.

     Income taxes paid were $81.0 million in 2000, $74.8 million in 1999 and $99.9 million in 1998.

     Undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $673.0 million at December 31, 2000. Any additional U.S. taxes payable on these foreign earnings, if remitted, would be substantially offset by credits for foreign taxes already paid.

Note 10. Shareholders' Equity

Net charges to capital in excess of par value resulted from the exercise of stock options and the return of restricted stock. Transactions in treasury shares resulted in net charges to capital in excess of par value of $1.0 million, $2.0 million and $1.4 million in 1998, 1999 and 2000, respectively.

     The following table shows treasury shares acquired and, as appropriate, the use of treasury shares for stock plans:

                                                        Number
(Dollars in thousands)                                 of Shares         Amount
-------------------------------------------------------------------------------
Balance January 1, 1998                                6,630,911      $ 271,897
Acquisitions                                           3,222,900        134,448
Used for stock plans                                    (138,036)        (5,743)
                                                      ----------      ---------
Balance December 31, 1998                              9,715,775        400,602
Acquisitions                                           1,268,633         46,473
Used for stock plans                                    (144,493)        (5,948)
Return of restricted stock                               100,000          3,981
                                                      ----------      ---------
Balance December 31, 1999                             10,939,915        445,108
Acquisitions                                           7,475,178        201,251
Used for stock plans                                     (79,297)        (3,124)
                                                      ----------      ---------
Balance December 31, 2000                             18,335,796      $ 643,235
                                                      ==========      =========

     Under an employment contract dated January 1, 1997, the Company awarded 250,000 restricted shares of the Company's common stock. Under that contract, the restrictions would expire, subject to performance goals, over a five-year period; compensation expense was recognized over the restricted period. As a result of the termination of that contract, those shares for which restrictions would have lapsed in 2000-2001 were forfeited and have been returned to treasury stock. The amount shown for common stock used for stock plans in 2000 includes 4,000 shares issued as annual compensation awards to non-employee directors of the Company.

     Changes in the cumulative translation adjustment, included in other comprehensive income, were (in thousands):

Balance January 1, 1998                     $(36,851)
Translation adjustments                       27,721
                                            --------
Balance December 31, 1998                     (9,130)
Translation adjustments                      (48,005)
                                            --------
Balance December 31, 1999                    (57,135)
Translation adjustments                      (20,443)
                                            --------
Balance December 31, 2000                   $(77,578)
                                            ========

     On February 13, 1990, the Company adopted a shareholder protection rights agreement (the "Rights Agreement") and declared a dividend of one right on each share of common stock outstanding on February 28, 1990 or issued thereafter.

     Under the Rights Agreement, as amended, until a person or group acquired 20% or more of the Company's common stock or commenced a tender offer that would result in such person's or group's owning 20% or more, the rights would be evidenced by the common stock certificates, would automatically trade with the common stock and would not be exercisable.

     Thereafter, or if the Company were involved in a merger or sold more than 50% of its assets or earning power, each right entitled its holder to purchase a certain number of shares for a specified exercise price. Also, under certain circumstances, the Company's Board of Directors had the option to redeem or exchange one share of common stock for each right. The Rights Agreement expired on February 20, 2000. On March 9, 2000, the Company adopted a new shareholder rights protection agreement (the "New Rights Agreement"), the provisions of which are essentially identical to those of the Rights Agreement. The New Rights Agreement will expire in March 2010.

     Dividends paid per share were $1.29, $1.52 and $1.48 in 2000, 1999 and 1998, respectively.

Note 11. Stock Options

The Company has various stock option plans under which the Company's officers, directors and key employees may be granted options to purchase the Company's common stock at 100% of the market price on the day the option is granted.

     Except for options granted to two senior executives and certain other options granted to foreign employees, which may be exercised immediately, options granted generally become exercisable no earlier than two years after the date of grant and expire ten years after the date of grant. Options granted in November 2000, however, constituting approximately half of options outstanding, generally become exercisable in four equal installments as corresponding market price targets for the Company's Common Stock of $22.50, $27.00, $31.50 and $36.00 are attained, and expire seven years after the date of grant or sooner if certain price levels (which differ among individuals) are achieved.

     During 2000, options to purchase common stock were granted at exercise prices ranging from $17.94 to $34.56 per share. At December 31, 2000, the price range for shares under option was $17.94 to $49.88; options for 3,267,956 shares were exercisable at that date. During 2000, 75,297 shares of common stock under option were exercised at prices ranging from $19.30 to $36.21.

     Stock option transactions were:

                                          Shares of Common Stock
                                          ----------------------        Weighted
                                                                         Average
                                         Available        Under         Exercise
                                        for Option       Option            Price
--------------------------------------------------------------------------------
Balance January 1, 1998                  3,050,329      3,630,674       $  41.67
Granted                                   (941,000)       941,000          48.93
Exercised                                       --       (138,036)         33.10
Terminated                                 397,719       (397,719)         46.26
                                        ----------      ---------       --------
Balance December 31, 1998                2,507,048      4,035,919          43.21
Granted                                   (846,000)       846,000          38.99
Exercised                                       --       (144,493)         30.89
Terminated                                 157,252       (157,252)         45.36
Lapsed                                    (160,296)            --             --
                                        ----------      ---------       --------
Balance December 31, 1999                1,658,004      4,580,174          42.69
Granted                                 (5,761,502)     5,761,502          24.13
Exercised                                       --        (75,297)         21.46
Terminated                                 661,422       (661,422)         43.85
Lapsed                                     (54,500)            --             --
Increase under 2000 plans                9,450,000             --             --
                                        ----------      ---------       --------
Balance December 31, 2000                5,953,424      9,604,957       $  31.55
                                        ==========      =========       ========

     The following table summarizes information concerning currently outstanding and exercisable options:

                                                 Range of Exercise Prices
                                                 -------------------------
                                                  $10-$30        $30-$50
--------------------------------------------------------------------------
Number outstanding                                3,655,752      5,949,205
Weighted average remaining contractual
     life, in years                                     9.6            7.0
Weighted average exercise price                  $    18.41     $    39.62
                                                 ----------     ----------
Number exercisable                                  107,250      3,160,706
Weighted average exercise price                  $    27.97     $    41.00
                                                 ==========     ==========

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and basic earnings per share would have been reduced by approximately $12.0 million ($.12 per share) in 2000, $5.4 million ($.05 per share) in 1999 and $4.7 million ($.04 per share) in 1998. These pro forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

     Using the Black-Scholes option valuation model, the estimated fair values of options granted during 2000, 1999 and 1998 were $5.50, $7.65 and $9.74, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management's opinion, such valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Principal assumptions used in applying the Black-Scholes model were as follows:

                                       2000         1999          1998
----------------------------------------------------------------------
Risk-free interest rate                6.2%          5.7%          5.6%
Expected life, in years                  5             5             5
Expected volatility                   26.9%         22.5%         19.5%
Expected dividend yield                3.8%          3.8%          3.0%
                                      ----          ----          ----

Note 12. Segment Information

The Company manages its operations by major geographical area. Flavors and fragrances have similar economic and operational characteristics including research and development, the nature of the creative and production processes, the type of customers, and the methods by which products are distributed. Accounting policies used for segment reporting are the same as those described in Note 1. The Company evaluates the performance of its geographic areas based on operating profit, excluding interest expense, other income and expense, certain unallocated expenses, amortization of goodwill and other intangibles, the effects of nonrecurring items and accounting changes, and

Notes to Consolidated Financial Statements
International Flavors & Fragrances Inc.

income tax expense. Transfers between geographic areas are accounted for at prices which approximate arm's length market prices. The North America area includes the United States and Canada, and the EAME area includes Europe, Africa and the Middle East. Unallocated assets are principally cash, short-term investments, intangible assets and other corporate assets.

                                                     North                     Latin        Asia-
2000 (Dollars in thousands)                        America         EAME      America      Pacific    Eliminations   Consolidated
-------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                  $  470,953    $  564,872   $  220,287   $  206,683   $        --    $ 1,462,795
Transfers between areas                              55,610       116,519        1,936       50,527      (224,592)            --
                                                 ----------    ----------   ----------   ----------   -----------    -----------
Total sales                                      $  526,563    $  681,391   $  222,223   $  257,210   $  (224,592)   $ 1,462,795
                                                 ==========    ==========   ==========   ==========   ===========    ===========
Operating profit                                 $   48,503    $  162,410   $   39,063   $   39,999   $     1,762    $   291,737
                                                 ==========    ==========   ==========   ==========   ===========
Corporate and other unallocated expenses                                                                                 (31,919)
Amortization of goodwill and other intangibles                                                                            (7,032)
Nonrecurring charges                                                                                                     (41,273)
Interest expense                                                                                                         (25,072)
Other income (expense), net                                                                                               (2,314)
                                                                                                                     -----------
Income before taxes on income                                                                                        $   184,127
                                                                                                                     ===========
Segment assets                                   $  600,007    $  621,999   $  175,161   $  228,901   $   (31,737)   $ 1,594,331
                                                 ==========    ==========   ==========   ==========   ===========
Unallocated assets                                                                                                       894,702
                                                                                                                     -----------
Total assets                                                                                                         $ 2,489,033
                                                                                                                     ===========
                                                     North                     Latin        Asia-
1999 (Dollars in thousands)                        America         EAME      America      Pacific    Eliminations   Consolidated
--------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                  $  476,496    $  574,835   $  212,770   $  175,398   $        --    $ 1,439,499
Transfers between areas                              62,432       124,927          756       13,540      (201,655)            --
                                                 ----------    ----------   ----------   ----------   -----------    -----------
Total sales                                      $  538,928    $  699,762   $  213,526   $  188,938   $  (201,655)   $ 1,439,499
                                                 ==========    ==========   ==========   ==========   ===========    ===========
Operating profit                                 $   69,555    $  177,643   $   41,288   $   31,503   $     1,439    $   321,428
                                                 ==========    ==========   ==========   ==========   ===========
Corporate and other unallocated expenses                                                                                 (40,152)
Nonrecurring charges                                                                                                     (32,948)
Interest expense                                                                                                          (5,154)
Other income (expense), net                                                                                                  291
                                                                                                                     -----------
Income before taxes on income                                                                                        $   243,465
                                                                                                                     ===========
Segment assets                                   $  519,054    $  487,261   $  194,140   $  176,222   $   (61,314)   $ 1,315,363
                                                 ==========    ==========   ==========   ==========   ===========
Unallocated assets                                                                                                        86,132
                                                                                                                     -----------
Total assets                                                                                                         $ 1,401,495
                                                                                                                     ===========
                                                       North                     Latin        Asia-
1998 (Dollars in thousands)                          America         EAME      America      Pacific    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                  $  474,481    $  569,894   $  211,235   $  151,739    $       --    $ 1,407,349
Transfers between areas                              58,355       114,258          841       14,626      (188,080)            --
                                                 ----------    ----------   ----------   ----------    ----------    -----------
Total sales                                      $  532,836    $  684,152   $  212,076   $  166,365    $ (188,080)   $ 1,407,349
                                                 ==========    ==========   ==========   ==========    ==========    ===========
Operating profit                                 $   88,727    $  172,392   $   47,005   $   26,954    $      170    $   335,248
                                                 ==========    ==========   ==========   ==========    ==========
Corporate and other unallocated expenses                                                                                 (28,494)
Interest expense                                                                                                          (2,042)
Other income (expense), net                                                                                                6,356
                                                                                                                     -----------
Income before taxes on income                                                                                        $   311,068
                                                                                                                     ===========
Segment assets                                   $  463,289    $  509,006   $  164,434   $  166,915    $  (50,008)   $ 1,253,636
                                                 ==========    ==========   ==========   ==========    ==========
Unallocated assets                                                                                                       134,428
                                                                                                                     -----------
Total assets                                                                                                         $ 1,388,064
                                                                                                                     ===========

                                     Capital Expenditures               Depreciation and Amortization
                               --------------------------------------------------------------------------
(Dollars in thousands)            2000        1999         1998         2000         1999         1998
---------------------------------------------------------------------------------------------------------
North America                  $ 30,586     $ 57,306     $ 46,114     $ 26,691     $ 16,811     $ 16,774
EAME                             14,824       21,227       29,424       21,389       25,274       21,026
Latin America                     4,806       14,585       10,130        5,154        6,322        4,077
Asia-Pacific                      7,500        7,595        4,399        5,975        5,353        4,651
Unallocated assets                2,980        3,122        1,623       10,135        2,609        2,478
                               --------     --------     --------     --------     --------     --------
Consolidated                   $ 60,696     $103,835     $ 91,690     $ 69,344     $ 56,369     $ 49,006
                               ========     ========     ========     ========     ========     ========

     EAME operating profit for 1999 includes charges totaling $3.5 million relating to accelerated depreciation on assets to be disposed. In 1999, corporate and other unallocated expenses include approximately $6.0 million in costs associated with the final settlement of certain employment contracts.

     Sales of fragrance products were $865.1 million, $849.2 million and $820.1 million in 2000, 1999 and 1998, respectively. Sales of flavor products were $597.7 million, $590.3 million and $587.2 million in 2000, 1999 and 1998, respectively. Sales in the United States, based on the final country of destination of the Company's products, were $435.1 million, $434.6 million and $432.0 million in 2000, 1999 and 1998, respectively. No other individual country of destination exceeded 8% of consolidated sales. Sales to the Company's largest customer in 2000, 1999 and 1998 accounted for 10%, 10% and 11% of worldwide net sales, respectively. Total long-lived assets consists of net property, plant and equipment and net intangible assets and amounted to $1,435.8 million, $523.9 million and $498.8 million at December 31, 2000, 1999 and 1998, respectively; of the respective totals $1,055.5 million, $238.8 million and $204.4 million were located in the United States. No other individual country had long-lived assets that exceeded 10% of total long-lived assets.

     Net foreign exchange losses of $1.9 million in 2000, and gains of $.6 million in 1999 and $.9 million in 1998 are included in other income.

Note 13. Retirement Benefits

The Company and most of its subsidiaries have pension and/or other retirement benefit plans covering substantially all employees. Pension benefits are generally based on years of service and on compensation during the final years of employment. Plan assets consist primarily of equity securities and corporate and government fixed income securities. Substantially all pension benefit costs are funded as accrued; however, such funding is limited, where applicable, to amounts deductible for income tax purposes. Certain other retirement benefits are provided by balance sheet accruals. Contributions to defined contribution plans are mainly determined as a percentage of profits.

     In addition to pension benefits, certain health care and life insurance benefits are provided to qualifying United States employees upon retirement from the Company. Such coverage is provided through insurance plans with premiums based on benefits paid. The Company does not generally provide health care and life insurance coverage for retired employees of foreign subsidiaries; however, such benefits are provided in most foreign countries by government-sponsored plans, and the cost of these programs is not significant to the Company.

Pension expense included the following components:

                                                                            U.S. Plans                      Non-U.S. Plans
                                                               -------------------------------------------------------------------
(Dollars in thousands)                                             2000        1999        1998        2000       1999       1998
----------------------------------------------------------------------------------------------------------------------------------
Service cost for benefits earned                               $  5,104    $  6,384    $  5,886    $  6,051   $  6,687   $  6,137
Interest cost on projected benefit obligation                    14,151      12,832      11,690       9,471      9,084     10,116
Expected return on plan assets                                  (16,757)    (14,614)    (12,972)    (10,688)   (11,086)   (11,980)
Net amortization and deferrals                                   (1,414)        (15)        (98)        777        665        712
                                                               --------    --------    --------    --------   --------   --------
Defined benefit plans                                             1,084       4,587       4,506       5,611      5,350      4,985
Defined contribution and other retirement plans                   2,386       2,386       2,386       3,173      2,357      2,121
                                                               --------    --------    --------    --------   --------   --------
Total pension expense                                          $  3,470    $  6,973    $  6,892    $  8,784   $  7,707   $  7,106
                                                               ========    ========    ========    ========   ========   ========

Notes to Consolidated Financial Statements
International Flavors & Fragrances Inc.

Expense recognized for postretirement benefits included the following components:

(Dollars in thousands)                                 2000     1999     1998
-----------------------------------------------------------------------------
Service cost for benefits earned                     $1,500   $1,832   $1,505
Interest on benefit obligation                        4,104    3,672    3,371
Net amortization and deferrals                           13       33       28
                                                     ------   ------   ------
Total postretirement benefit expense                 $5,617   $5,537   $4,904
                                                     ======   ======   ======

Changes in pension and postretirement benefit obligations were:

                                                    U.S. Pension Plans      Non-U.S. Pension Plans    Postretirement Benefits
                                                ------------------------------------------------------------------------------
(Dollars in thousands)                               2000         1999         2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year         $ 174,235    $ 188,095    $ 173,756    $ 184,910    $  50,345    $  55,933
Service cost for benefits earned                    5,104        6,384        6,051        6,687        1,500        1,832
Interest cost on projected benefit obligation      14,151       12,832        9,471        9,084        4,104        3,672
Actuarial (gain) loss                              15,230      (25,658)        (781)      (1,765)      16,501       (8,255)
Plan amendments                                     6,199           --           --           --       (2,132)          --
Plan participants' contributions                       --           --           88          281            1           --
Benefits paid                                      (9,705)      (7,418)      (7,076)      (6,381)      (3,933)      (2,837)
Acquisitions                                       30,910           --      167,853           --        1,505           --
Special termination benefits                       14,230           --           --           --          941           --
Curtailments                                           --           --           --          265           --           --
Translation adjustments                                --           --      (15,671)     (19,325)          --           --
                                                ---------    ---------    ---------    ---------    ---------    ---------
    Benefit obligation at end of year           $ 250,354    $ 174,235    $ 333,691    $ 173,756    $  68,832    $  50,345
                                                =========    =========    =========    =========    =========    =========

Changes in pension plan assets were:

                                                          U.S. Plans             Non-U.S. Plans
                                                  -------------------------------------------------
(Dollars in thousands)                                  2000         1999         2000         1999
---------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year     $ 267,484    $ 236,468    $ 164,912    $ 164,803
Actual return on plan assets                            (389)      37,593       13,695       19,005
Employer contributions                                 1,293          841        5,724        5,083
Plan participants' contributions                          --           --           88          281
Acquisitions                                          28,692           --      185,236           --
Benefits paid                                         (9,705)      (7,418)      (7,076)      (6,381)
Translation adjustments                                   --           --      (15,233)     (17,879)
                                                   ---------    ---------    ---------    ---------
Fair value of plan assets at end of year           $ 287,375    $ 267,484    $ 347,346    $ 164,912
                                                   =========    =========    =========    =========

The funded status of pension and postretirement plans at December 31 was:

                                                          U.S. Pension Plans    Non-U.S. Pension Plans  Postretirement Benefits
                                                       ------------------------------------------------------------------------
(Dollars in thousands)                                     2000        1999        2000        1999        2000        1999
-------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation                         $ 37,021    $ 93,249    $ 13,655    $ (8,844)   $(68,832)   $(50,345)
Remaining balance of unrecognized net (asset)
  liability established at adoption of FAS 87            (1,571)     (2,214)      1,046       1,235          --          --
Unrecognized prior service cost                           9,908       4,107       4,397       5,230      (1,984)        161
Unrecognized net (gain) loss                            (60,707)    (94,252)     (2,032)      1,804      14,575      (1,927)
                                                       --------    --------    --------    --------    --------    --------
Net asset (liability)                                  $(15,349)   $    890    $ 17,066    $   (575)   $(56,241)   $(52,111)
                                                       ========    ========    ========    ========    ========    ========


Pension assets and liabilities included in the Consolidated Balance Sheet at December 31 were:

                                          U.S. Plans         Non-U.S. Plans
                                   -----------------------------------------
(Dollars in thousands)                 2000        1999      2000      1999
----------------------------------------------------------------------------
Prepaid benefit cost               $  7,170    $ 18,875   $23,450   $ 5,855
Accrued benefit liability           (22,519)    (17,985)   (6,384)   (6,430)
                                   --------    --------   -------   -------

Principal weighted average actuarial assumptions used to determine the above pension data were:

                                                                    U.S. Plans        Non-U.S. Plans
                                                                ------------------------------------
                                                                  2000      1999      2000      1999
----------------------------------------------------------------------------------------------------
Discount rate                                                      7.5%      7.7%      6.2%      5.9%
Weighted average rate of compensation increase                     4.5%      4.5%      3.1%      3.1%
Long-term rate of return on plan assets                            9.0%      8.0%      8.3%      7.6%
                                                                   ---       ---       ---       ---

Principal actuarial assumptions used to determine the above postretirement data were:
                                           2000     1999
---------------------------------------------------------
Discount rate                               7.5%     7.7%
Initial medical cost trend rate             8.0%     6.5%
Ultimate medical cost trend rate            5.0%     5.0%

Medical cost trend rate decreases to
       ultimate rate in year               2007     2003
                                           ----     ----

     The effect of a 1% increase in the assumed medical rate of inflation would increase the accumulated postretirement benefit obligation, and the annual postretirement expense, by approximately $10.4 million and $1.1 million, respectively; a 1% decrease in the rate would decrease the obligation and expense by approximately $8.3 million and $.9 million, respectively.

     During 2000, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive will receive additional credit, for pension purposes, in terms of age and service, as well as other benefits. Approximately 155 employees accepted enhanced retirement benefits under these two programs and these are reflected as special termination benefits above.

Note 14. Financial Instruments and Concentrations of Credit Risk

The Company uses forward exchange contracts to reduce its exposure to fluctuations in foreign currency exchange rates. These contracts, the counterparties to which are major international financial institutions, generally involve the exchange of one currency for a second currency at a future date, and have maturities which do not exceed six months. Gains and losses on such contracts are recognized in income as incurred, effectively offsetting the losses and gains on the foreign currency transactions that are hedged. At December 31, 2000 and 1999, the value of outstanding foreign currency exchange contracts was not material.

     The Company has no significant concentrations of risk in financial instruments. Temporary cash investments are made in a well-diversified portfolio of high-quality, liquid obligations of government, corporate and financial institutions. There are also limited concentrations of credit risk with respect to trade receivables because of the large number of customers spread across many industries and geographic areas.

Note 15. Contingent Liabilities

There are various lawsuits and claims pending against the Company. Management believes that any liability resulting from those actions or claims will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note 16. Subsequent Event (Unaudited)

On February 20, 2001, the Company announced that its Board of Directors and management were evaluating the Company's business portfolio as part of an ongoing effort to refocus IFF on its core strategic areas. As a first step, the Board authorized management to divest a significant portion of the aroma chemicals business acquired as part of the BBA transaction. The BBA chemicals business had annual sales of approximately $100.0 million for the year ended December 31, 2000. The Company has entered into preliminary discussions with potential third parties although no definitive agreement as to the terms or conditions of a sale had been finalized. IFF will also continue to evaluate its portfolio on an ongoing basis.

     IFF intends to use the proceeds from the sale of the BBA aroma chemicals business and of any other non-core elements of its business to pay down debt.

Five-Year Summary
International Flavors & Fragrances Inc.

(Dollars in thousands except per share amounts)                  2000          1999           1998           1997             1996
------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Income Data
Net sales                                                 $ 1,462,795   $ 1,439,499    $ 1,407,349    $ 1,426,791      $ 1,436,053
                                                          -----------   -----------    -----------    -----------      -----------
Cost of goods sold/(d)/                                       831,653       806,382        777,764        787,533          793,790
Research and development expenses                             112,671       103,794         98,438         94,411           93,545
Selling and administrative expenses/(d)/                      258,653       248,047        224,393        212,678          208,573
Amortization of goodwill and
         other intangibles                                      7,032            --             --             --               --
Nonrecurring charges/(a)/(b)/(c)/                              41,273        32,948             --             --           49,707
Interest expense                                               25,072         5,154          2,042          2,420            2,740
Other (income) expense, net                                     2,314          (291)        (6,356)       (10,442)         (11,405)
                                                          -----------   -----------    -----------    -----------      -----------
                                                            1,278,668     1,196,034      1,096,281      1,086,600        1,136,950
                                                          -----------   -----------    -----------    -----------      -----------
Income before taxes on income                                 184,127       243,465        311,068        340,191          299,103
Taxes on income                                                61,122        81,465        107,283        121,962          109,209
                                                          -----------   -----------    -----------    -----------      -----------
Net income                                                $   123,005   $   162,000    $   203,785    $   218,229      $   189,894
                                                          -----------   -----------    -----------    -----------      -----------
         % of net sales                                           8.4          11.3           14.5           15.3             13.2
         % of average shareholders' equity                       16.5          18.0           20.9           21.0             17.3
                                                          -----------   -----------    -----------    -----------      -----------
Net income per share - basic                                    $1.22         $1.53          $1.90          $2.00            $1.71
Net income per share - diluted                                  $1.22         $1.53          $1.90          $1.99            $1.70
                                                          -----------   -----------    -----------    -----------      -----------
Average number of shares (thousands)                          101,073       105,748        107,122        109,065          110,773
                                                          -----------   -----------    -----------    -----------      -----------
Consolidated Balance Sheet Data
Cash and short-term investments                           $   129,238   $    62,971    $   115,999    $   260,446      $   317,983
Receivables, net                                              364,314       303,418        283,480        268,534          269,308
Inventories                                                   435,312       415,269        403,961        360,074          369,078
Property, plant and equipment, net                            679,874       523,916        498,784        446,509          467,797
Intangible assets, net                                        755,923            --             --             --               --
Total assets                                                2,489,033     1,401,495      1,388,064      1,422,261        1,506,913
Bank loans and commercial paper                               852,985        92,474         29,072         10,490           18,929
Long-term debt                                                417,402         3,832          4,341          5,114            8,289
Shareholders' equity                                          631,259       858,497        945,051      1,000,488        1,076,537
                                                          -----------   -----------    -----------    -----------      -----------
Other Data
Current ratio                                                     0.9           2.3            3.1            3.5              3.6
Gross additions to property, plant
         and equipment                                    $    60,696   $   103,835    $    91,690    $    59,284      $    80,782
Depreciation and amortization
         charged to income                                     69,344        56,369         49,006         50,278           47,764
Cash dividends declared                                       130,234       160,830        159,513        158,453          152,743
         Per share                                              $1.29         $1.52          $1.49          $1.45            $1.38
Number of shareholders of record at year-end                    3,741         4,209          4,653          4,991            5,611
Number of employees at year-end                                 6,614         4,682          4,669          4,639            4,629
                                                          -----------   -----------    -----------    -----------      -----------

(a) Nonrecurring charges ($26,765 after tax) in 2000 resulted from the Company's reorganization program as well as certain costs associated with the integration of BBA.

(b) Nonrecurring charges ($21,910 after tax) in 1999 resulted from the Company's program to streamline its operations worldwide.

(c) Nonrecurring charges ($31,315 after tax) in 1996 resulted from the Company's program to phase out and close certain aroma chemical operations.

(d) Captions reflect the classification of shipping and handling costs as a component of Cost of goods sold; prior to 2000, the Company had accounted for such costs as a component of Selling and administrative expenses. Prior year amounts have been reclassified from Selling expense to Cost of goods sold in accordance with guidance established by Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Implementation had no effect on net income.