Form 10-K, Exhibit 13
period 2002-12-31
INTERNATIONAL FLAVORS & FRAGRANCES INC
filed 2003-03-25
CIK 51253

                                    essence
                                    -------












IFF International Flavors & Fragrances Inc.                        Annual Report
                                                                            2002

What is the essence of IFF?

It's not just capturing an emotion, a memory.
Pinpointing the indispensable nature of a sensory experience.

It's not just a purely visceral, personal reaction.

It's sustaining that ideal moment,
just for a moment, time and again.

It's also business and science.
Proprietary molecules and practical applications.
It's people, relationships.

The perfect combination of creativity and precision.

It's finding a better way.

It's the pursuit of excellence.

[GRAPHICS OMITTED]

> Table of contents

CHAIRMAN'S MESSAGE >  9
FINANCIAL REVIEW >   24
BOARD OF DIRECTORS
AND OFFICERS >       53
LOCATIONS >   Back Flap

> I like working at IFF
  because this is where
  creativity residers." >

> "The biggest improvement
  I have seen lately at IFF is the
  way our processes are being
  harmonized and standardized
  and communicated to the
  teams in the different areas." >

> "IFF is unique because what
  we create becomes part of
  everyone's life." >

> "IFF is unique because it beings
  together unique personalities,
  which together create the
  magic of IFF." >

> "The biggest improvement
  I have been see lately at IFF
  is how succesfullt it has
  reinvented itself." >

> "IFF is unique because like
  every snowflake, no two days
  at work are ever the same." >

> "I like working at IFF because
  each day is different and
  challenging, with never-ending
  learning due to the dynamics
  of our industry." >

> "I like working at IFF
  because I do it with freedom
  and creativity." >

> "When people ask me what
  IFF does, I tell them we create
  the tastes and smells of
  our lives." >

                           The essence of innovation
                           -------------------------

2:12

AUGUSTA, GEORGIA

My mom says I'll never be able to finish this, but she doesn't know me as well as she thinks. She still treats me like a little kid, which gets me really mad. My secret sauce has ketchup, mustard, relish and mayonnaise in it. You have to mix everything together before you put it on the bun.

10:22

PARIS, FRANCE

Est-elle plus belle que moi? Est-ce que c'est important? Est-ce qu'on ne peut pas etre belles toutes les deux? Pourquoi ont-ils pris la photo alors que j'avais la bouche pleine? Je parie que ma mere n'a jamais mis de vernis a ongle rouge. Et je sais qu'elle n'a jamais garde ses gants pour manger.

7:32


RIO DE JANEIRO, BRAZIL

A Sensacao do sol nascente em meus cabelos...o sabor de um novo dia...um soho, um momento especial...somente para mim. Adoro minhas sardas.

11:19


CALCUTTA, INDIA

[FOREIGN LANGUAGE]

Where does the essence of flavor and fragrance come from?

Not complex calculations, or scientific formulas.
It's not buried deep in computer code,
or planted in a greenhouse.

It comes from ice cream, and mowing the lawn.
A first date, a first dance.
Summer vacations and a winter's night.

It comes from the imagination,
triggering your memory.
It takes you here and me there.

It's your personality.

How do we know?

We've dedicated ourselves
to understanding every facet of sensory experience.

Understanding our customers,
and their customers.
We understand you.

Our perfumers and flavorists live and breathe scents and tastes.

Call it a sixth sense,
or a green thumb.

It's our passion.

                               [GRAPHICS OMITTED]

                             The essence of people
                             ---------------------         >    >

     TO OUR SHAREHOLDERS

     I will look back on 2002 as a year in which IFF delivered on its promises to customers and shareholders alike, despite unprecedented and often unforeseen challenges around the globe. Chief among our accomplishments were successfully completing the integration of Bush Boake Allen (BBA), quickly realizing the aggressive savings targets we had set for ourselves, reorganizing globally into One IFF and improving all aspects of customer service.


     2002 HIGHLIGHTS - THE FOUNDATION IS IN PLACE

     Before the end of 2002, we disbanded our last integration team. By every key measure, the integration and reorganization were successful. Many in the financial community doubted we could achieve so much in so short a time, but even the skeptics seem to have come around. Our stock price at the end of 2002 was virtually double what it had been when we announced the acquisition, and we outperformed the S&P 500 by about 33%. Fortune placed us squarely on its "Most Admired" list, BusinessWeek named us one of their "Nifty Fifty" for our solid stock market performance and Forbes counted us on its "Platinum List of Best Companies in America."

     While the task of turning our Company around is far from over, we are firmly on the path to sustainable, long-term growth. Our win rate continues to improve across categories and geographies, the best indicator of customer satisfaction. Even in a sector such as Fine Fragrance that has been broadly impacted by the global economic slowdown, IFF continues to grow in comparison with its competitors.

     CONTINUING OUR REINVENTION -
     THE PURSUIT OF EXCELLENCE

     What IFF has accomplished in the last two years convinces me that we have the ability to reclaim undisputed industry leadership. Our commitment to continuous improvement has only intensified. Through a range of "Business Excellence" initiatives, we are ensuring a more disciplined, forward-looking and globally consistent approach to sales and operations planning. Everyone in our organization -- whether they be in business development, operations or our staff functions -- is aligned and coordinated in their efforts to deliver to our customers what they want...when, where and how they want it.

     It is clear that neither IFF nor any other company can cost cut its way to growth. So, at the same time as we are diligently working to become more efficient and effective, we are also focusing on avenues for sustainable top-line growth. To that end, we have been increasing our investment in Research and Development, with a particular emphasis on what I call capital "R" Research -- the kind that gives us proprietary molecules and technology. The kind that made IFF the industry standard in the first place.

     Through our Natural Products group, including the Laboratoire Monique Remy in Grasse, France, we have an excellent pipeline of new, high quality natural flavor and fragrance ingredients. Our Sensory and Consumer Science group helps strengthen our consumer insight through industry-leading programs in fragrance profiling, sensory perception, the genetics of flavor and fragrance preference and the emotional effects of aromas on mood, performance, health and well-being. We link these sensory methodologies with the best from our Analytical Science group for an understanding of flavor and fragrance preference that is second-to-none. And with key breakthroughs in material science technology, we ensure that our research discoveries have practical applications in the marketplace.

     IFF's reinvention, reawakening and re-establishment will continue. Everyone at our Company should take great pride in our success to date.

     OLD ECONOMY COMPANY - OLD WORLD VALUES

     IFF is prepared for continued tough times throughout 2003. Given the extreme tension in the Middle East and parts of Asia, I do not anticipate a swift economic recovery. If anything, the global economic and political picture could worsen this year, escalating the deflationary cycle we are already experiencing. In times such as these, our various stakeholders benefit from the fact that 85% of our activity is in recession-resistant businesses. After the meteoric boom and even more meteoric bust of the dot-com era, I am pleased that IFF is often referred to as an "old economy company." IFF makes real products that enhance real people's lives every day...in good times and not so good times. And we do it "the old fashioned way" - with integrity, honesty, creativity and hard work as our cornerstones.

     The basic business foundation on which IFF first achieved preeminence remains rock solid. Similarly, the basic values set forth by our founding Chairmen are the same ones that continue to guide us today. Throughout this Report, you will see the faces and words of IFF co-workers around the world. I can think of no better way to exemplify IFF in Pursuit of Excellence than through snapshots of our people at work. Throughout 2003 and beyond, all of us at IFF renew the following commitments:

>    To our customers: to bring you outstanding service, innovation and insight;

> To our shareholders: to pursue top-line growth and bottom-line improvement in profits and earnings per share;

> To our co-workers: to work together in order to win as a team and benefit as individuals.

     Finally, no summary of 2002 would be complete without mention of a great loss in the IFF family. In December 2002, Dr. Braja D. Mookherjee -- IFF's Director of Natural Products Research -- passed away. Many of you had the good fortune to meet or work with Braja during his 38 years with our Company. Braja's hand touched nearly everything at IFF, from the major impact chemicals we use to key technologies such as Living Flavor(R), Living Flower(R), Aura of Aroma(TM) and hydroponics.

     More than perhaps anyone I know, Braja embodied the idea of finding the place where art and science meet and using it to create magic for our customers and consumers. My colleagues tell me that they feel Braja's presence in our greenhouse, and I am sure they are right. His spirit will live on at IFF.


Sincerely,



/s/ Richard A. Goldstein
Richard A. Goldstein
Chairman of the Board and Chief Executive Officer

                               [GRAPHICS OMITTED]

How will we respond to today's market demands, and anticipate trends on the horizon?

Market insight?
Scientific expertise?

Yes, and an influx of new molecules that broaden our palettes.

It's customer service and technological superiority.
Built on a solid foundation of integrity, honesty and hard work.

It's finding the perfect mix.

The exchange of information is vital to our success.
Leveraging our varied expertise.

We are in active pursuit.
Defining tomorrow's market, today.

Going anywhere that flavors and fragrances play a role, or could in the future.

This is visionary.
This is how leaders think.

                               [GRAPHICS OMITTED]

> Through ConsumerEdge, IFF's
  team of qualitative research
  experts brings unique insights
  about fragrance, concept and
  brand development to our
  customers. >


[GRAPHICS OMITTED]


> A powerful moral and ethical
  core runs through our Company.
  Our values...our Code of
  Conduct...our environmental
  and philanthropic efforts...
  our understanding that nothing
  is so important that it
  cannot be done safely. >

> IFF's Perfumery School
  recognizes that what we
  do is both art and science.
  In Grasse, Hilversum and
  New York, the next generation
  of leading perfumers learns
  the tools of the trade. >


[GRAPHICS OMITTED]


> Making IFF a great place to
  work means continual learning,
  practical training, management
  development, Rewarding
  Results, opportunities for
  growth. Understanding the
  Company's vision and one's
  role in achieving it. The
  encour- agement to take
  prudent risks. >

> 70% of IFF's business comes
  from outside the United
  States. The emerging market
  areas of China, India and
  Latin America are key to our
  strategy moving forward. >


[GRAPHICS OMITTED]


> iPlot(TM). Living Flower(R).
  Living Fruits(R).
  Generessence(R). Ultra
  Natural(TM). Hydroponics.
  Dried, chilled, coated,
  encapsulated, water soluble,
  liquid and granu- lated
  delivery platforms. The
  Consumer Fragrance Thesaurus.
  Pheromones. CoolTek(TM). If it
  differentiates our customers'
  products, we've got it. >

                           The essence of excellence
                           -------------------------      >   >

     MEXICO CITY, MEXICO

     2002 was a year of unprecedented economic, social and political turmoil for Latin America. The challenges confronting our region will continue in 2003. The only way for IFF Latin America to achieve our goals and satisfy our customers moving forward is by working together as a dedicated, focused and passionate team...always looking for the better way...always striving to drive top-line growth. Our team is committed to this.
                          Graciela Ferro, VP and Regional Manager, Latin America
                          ------------------------------------------------------

     SEOUL, SOUTH KOREA

     For IFF Asia Pacific, the customer is the first and last word. We are focused on providing product and service excellence to our cus-tomers and thereby adding value to their businesses. It is through close partnership with our customers that we will gain their confidence. And it is through close partnership with our customers that IFF can, in turn, achieve sustainable growth. 2003 will be a key measuring stick in terms of our ability to deliver.
                             Robert Burns, VP and Regional Manager, Asia Pacific
                             ---------------------------------------------------

     SOUTH BRUNSWICK , NEW JERSEY

     In North America, IFF knows what it needs to do...and we're doing it. In 2002, we met all of our integration targets at the same time as we provided seamless and even improved service to our customers. We completed the divestiture of all non-core businesses and our entire team is now involved in increasing our efficiency and effectiveness through Business Excellence. Through it all, we maintain our commitment - internally and externally - to open communication, transparency and corporate social responsibility.
                             Jim Dunsdon, VP and Regional Manager, North America
                             ---------------------------------------------------

                                 [GRAPHICS OMITTED]

                                 [GRAPHICS OMITTED]

<     HILVERSUM, THE NETHERLANDS

     In 2002, with the successful integration of BBA into IFF, we have strengthened the foundation on which to accelerate our business performance. IFF is well positioned to grow in the region, despite predictions of a weak
European economy overall. Our business development and operations teams are seamlessly aligned and uniformly focused on bringing first-class, cutting edge creations and services to consumers today...and for years to come.
                              Rob J. M. Edelman, VP and Regional Manager, Europe
                              --------------------------------------------------

     BOCA RATON, FLORIDA

     In 2002, IFF made great strides in terms of aligning and unifying business development and operations in the best interest of our customers. Key 2002 accomplishments include completing the closure or consolidation of 26 facilities as part of our integration, the rationalization and simplification of our ingredients catalogue, improvements in aroma chemicals customer service, the successful implementation of SAP in several of our manufacturing facilities, and progress on our e-business initiative. Through a coordinated and disciplined approach to Business Excellence and sales and operations planning, we are making significant progress in our reinvention.
                    D. Wayne Howard, Executive Vice President, Global Operations
                    ------------------------------------------------------------

     CHENNAI, INDIA

     A year after the integration of Bush Boake Allen India Ltd., the new IFF India is now a more comprehensive and cohesive organization... better able to understand our customers' needs and deliver on them. Our 2002 results in terms of both sales and profits reflect our enhanced effectiveness. Improved technology in most disciplines and continued knowledge and skills training enabled us to grow faster than the market. IFF India is the leader in both flavors and fragrances.
                              Arun Bewoor, VP and Regional Manager, India Region
                              --------------------------------------------------

                             The essence of growth
                             ---------------------

What makes us the industry leader?

Is it outstanding customer service,
or our undying pursuit of excellence?

Our motivation?
Innovation.


Leading our field on every continent,
and in space.

We have the resources to serve you anywhere in the world.

We are a partner, an intellectual resource.

We understand you.

We're in the business of harnessing the intangible, transforming the properties of nature into product.

We live in the moment where art meets science.

We love what we do.

In essence               >

                                 [GRAPHICS OMITTED]

FINANCIAL HIGHLIGHTS

                                                                  INTERNATIONAL FLAVORS & FRAGRANCES INC.

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)                         2002         2001          2000
-------------------------------------------------------------     ---------    -----------------------
Net sales - as reported                                            $1,809.2    $ 1,843.8     $ 1,462.8
Net sales - pro-forma(a)                                           $1,799.8    $ 1,760.0     $ 1,777.3
Net income(b)                                                      $  175.9    $   116.0     $   123.0
Income excluding nonrecurring charges(b)                           $  183.7    $   135.1     $   149.8
Diluted net income per share(b)                                    $   1.84    $    1.20     $    1.22
Diluted per share results excluding nonrecurring charges(b)        $   1.92    $    1.40     $    1.48
Research and development expense                                   $  144.0    $   135.2     $   112.7
Research and development expense as a % of sales                       8.0%         7.3%          7.7%
Net cash provided by operating activities                          $  243.3    $   181.5     $   269.1
Working capital                                                    $  507.3    $   336.1     $  (160.1)
Current ratio                                                           2.4          1.6           0.9
Debt(c)                                                            $  993.2    $ 1,159.0     $ 1,270.4
Return on average shareholders' equity                                32.0%        20.1%         16.5%
Closing stock price                                                $  35.10    $   29.71     $   20.30
                                                                  ---------    -----------------------


NET SALES
(IN BILLIONS)

             00                 01                  02
         $1.46 NSAS         $1.84 NSAS         $1.81 NSAS
         $1.78 NSPF         $1.76 NSPF         $1.80 NSPF

NSAS = NET SALES - AS REPORTED
NSAP = NET SALES - PRO-FORMA


DILUTED NET INCOME PER SHARE

             00                 01                  02
         $1.22 AS           $1.20 AS           $1.84 AS
         $1.48 ENC          $1.40 ENC          $1.92 ENC

AS  = DILUTED NET INCOME PER SHARE AS REPORTED
ENC = DILUTED NET INCOME PER SHARE EXCLUDING NONRECURRING CHARGES


RETURN ON AVERAGE SHAREHOLDERS' EQUITY (PERCENT)

             00                 01                  02
           16.5%              20.1%                32.0%


DEBT(C) (IN MILLIONS)
             00                 01                  02
          $1,270.4           $1,159.0            $  993.2

(a) Prepared as though the Company and BBA were combined as of January 1, 2000 and excluding sales associated with non-core businesses disposed of in 2001 and 2002.
(b) FAS 142 adopted January 1, 2002, eliminating amortization of goodwill and indefinite-lived intangibles. Reported results reflect amortization expense of $33.0 million or $0.34 per share in 2001, and $5.0 million or $0.05 per share in 2000 that would have been eliminated had FAS 142 been applied for all periods presented.
(c) Excludes deferred gains on interest rate swaps of $63.5 million, $8.3 million, and $0, in 2002, 2001 and 2000, respectively.


     FINANCIALS

25 Management's Discussion and Analysis of Results of Operations and Financial Condition

33   Report of Management

33   Report of Independent Accountants

34   Consolidated Statement of Income

35   Consolidated Balance Sheet

36   Consolidated Statement of Cash Flows

37   Consolidated Statement of Shareholders' Equity

38   Notes to Consolidated Financial Statements

51   Quarterly Financial Data

51   Stock Prices

52   Five-Year Summary

                                         INTERNATIONAL FLAVORS & FRAGRANCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

     OPERATIONS

         The Company acquired Bush Boake Allen ("BBA") effective November 3, 2000; BBA operating results are included in the Company's consolidated results from that date.

         Net sales for 2002, 2001 and 2000 were as follows:

                                   PERCENT                 PERCENT
NET SALES                  2002     CHANGE         2001    CHANGE         2000
------------------------------------------   ---------------------------------
Flavors                $  809.0        (3%)    $  835.7       40%     $  597.7
Fragrances              1,000.2        (1%)     1,008.1       17%        865.1
                       -------------------   ---------------------------------
    Total net sales    $1,809.2        (2%)    $1,843.8       26%     $1,462.8
                       ===================   =================================


     In 2002, net sales declined 2% in comparison to 2001. Sales were favorably affected by the weakening of the U.S. dollar, most notably against the Euro, the Japanese Yen and the Australian dollar; had exchange rates remained the same during 2002 and 2001, sales would have decreased 3%.

     In 2001, net sales increased 26% in comparison to 2000, with the increase being primarily due to the inclusion of sales attributable to the BBA business. Sales were unfavorably impacted by the stronger U.S. dollar, most notably against the Euro and the Japanese Yen; had exchange rates remained the same during 2001 and 2000, sales would have increased 28%.

     In conjunction with the integration of IFF and BBA, and as part of a restructuring of the Company's operations, certain non-core businesses (hereinafter referred to as the "non-core businesses") were disposed of during 2001 and 2002. These non-core businesses included the Company's fruit preparations businesses in North and Latin America, its North American concentrates business and a portion of the aroma chemicals business acquired in the BBA transaction. The non-core businesses had combined net sales of $103.3 in 2000; in 2001 and 2002, the non-core businesses had sales of $83.8 and $9.4, respectively, in the periods they were owned by the Company. The non-core businesses were disposed of in a series of separately negotiated transactions with third parties; disposal of these businesses did not materially impact the Company's operating results.

     Pro-forma sales, prepared as though the Company and BBA had been combined as of January 1, 2000 and excluding all sales associated with the non-core businesses, would have been as follows:


                         PRO-FORMA  PERCENT    PRO-FORMA    PERCENT   PRO-FORMA
NET SALES                     2002   CHANGE         2001    CHANGE         2000
------------------------------------------   -----------------------------------

Flavors                   $  799.6       1%     $  788.7       --      $  788.1
Fragrances                 1,000.2       3%        971.3      (2%)        989.2
                          ----------------   -----------------------------------
    Total net sales       $1,799.8       2%     $1,760.0      (1%)     $1,777.3
                          ================   ===================================


         Approximately 70% of the Company's sales are outside the United States. The following table summarizes sales on a geographic basis:


                                    PERCENT                 PERCENT
SALES BY DESTINATION         2002    CHANGE         2001     CHANGE         2000
-------------------------------------------- -----------------------------------
North America            $  570.9      (4%)     $  597.1        31%     $  455.4
Europe                      671.4       2%         658.1        23%        536.4
Asia Pacific                290.9       2%         286.2        30%        220.7
Latin America               227.5     (11%)        256.5         9%        234.9
India Region                 48.5       6%          45.9       198%         15.4
                         ------------------- -----------------------------------
    Total net sales      $1,809.2      (2%)     $1,843.8        26%     $1,462.8
                         =================== ===================================

         Pro-forma sales on a geographic basis, prepared as though the Company and BBA had been combined as of January 1, 2000 and excluding all sales associated with the non-core businesses, would have been as follows:


                            PRO-FORMA    PERCENT      PRO-FORMA    PERCENT    PRO-FORMA
SALES BY DESTINATION             2002     CHANGE           2001     CHANGE         2000
-------------------------------------------------- ------------------------------------
North America                $  561.7         1%       $  554.9         2%     $  542.4
Europe                          671.4         7%          627.8        (4%)       650.7
Asia Pacific                    290.8         3%          283.7        (3%)       293.3
Latin America                   227.4        (9%)         249.4        --         249.1
India Region                     48.5        10%           44.2         6%         41.8
                            ---------------------- ------------------------------------
    Total net sales          $1,799.8         2%       $1,760.0        (1%)    $1,777.3
                            ====================== ====================================

     In 2002, pro-forma sales increased 2% in comparison to the comparable 2001 sales; had exchange rates remained the same during 2002 and 2001, such pro-forma sales would have increased 1%. Regional sales performance for 2002 was as follows:

> Sales in North America increased by 1% led by a 4% increase in flavor sales; North American fragrance sales were flat for the year.

> Local currency sales in Europe increased 3%, resulting in a dollar increase of 7% due to the stronger Euro. Local currency fragrance sales in Europe increased 7%, resulting in an increase of 12% in dollars. Flavor sales in Europe declined 3% in local currency although this resulted in a 1% increase in dollar sales.

> Asia Pacific flavor sales increased 4% in both local currency and dollars while fragrance sales were flat in local currency with an increase of 1% in dollars. Asia Pacific results in both flavors and fragrances were influenced by ongoing weakness in the Japanese economy as well as the Philippines and Indonesia. Overall, sales in the region increased 2% in local currency and 3% in dollars.

> Latin America sales declined 9% for the year, mainly due to persistent economic weakness throughout much of the region. Latin America fragrance sales declined 6% while flavor sales declined 16%.

> India sales increased 9% in local currency, resulting in a 10% increase in dollars. The performance was led by an 11% local currency increase in fragrance sales; local currency flavor sales grew 7%.

     In 2001, pro-forma sales decreased 1% in comparison to the comparable 2000 sales; had exchange rates remained the same during 2001 and 2000, such pro-forma sales would have been flat. Regional sales performance for 2001 was as follows:

> Sales in North America increased 2% in comparison to the prior year comparable sales. Flavor sales increased 7% over 2000 levels while fragrance sales declined 3%.

> Local currency sales in Europe decreased 1%, resulting in a dollar decrease of 4% due to the stronger U.S. dollar. Local currency fragrance sales in Europe decreased 3%, resulting in a dollar decrease of 5%. Flavor sales in Europe were flat in local currency although this resulted in a 3% decrease in dollar sales.
> Sales in Asia Pacific increased 2% in local currency; however, on translation, dollar sales declined 3%. Asia Pacific flavor sales increased 3% in local currency although this resulted in a dollar decline of 3%. Fragrance sales were flat in local currency with a 5% decrease in dollars.
> Latin America sales were flat for the year, mainly due to economic weakness in Brazil and Argentina. In the region, fragrance sales increased 2% although this growth was offset by a decline of 6% in flavor sales.
> India sales increased 6% in both local currency and dollars. Fragrance sales increased 14% in local currency and 12% in dollars while flavor sales were flat in both local currency and dollars.

     Although the Company's reported sales and earnings are affected by the weakening or strengthening of the U.S. dollar, this has not had a long-term effect on the underlying strength of the Company's business.

     The percentage relationship of cost of goods sold and other operating expenses to reported sales is detailed in the following table.

                                   2002         2001        2000
-----------------------------------------------------------------
Cost of goods sold                 57.3%        57.7%       56.9%
Research and development
    expenses                        8.0%         7.3%        7.7%
Selling and administrative
    expenses                       16.9%        17.0%       17.7%
                                   ====       ===================

     Cost of goods sold, which includes cost of materials and internal manufacturing expenses, declined slightly in 2002 from 2001 levels. This decline is a result of improvement in product mix, mainly due to the disposal of the non-core businesses, partially offset by increased manufacturing expenses related to the Company's implementation of SAP and related initiatives, and the impact of the economic and currency disruption in Latin America which impacted profitability in that region. Total SAP-related costs included in manufacturing expenses approximated $1.7 in 2002; there were no similar expenses in 2001 or 2000. The increase in cost of sales in 2001 compared to 2000 is primarily attributable to the acquisition of BBA and unfavorable absorption of manufacturing costs in North America due to poor sales performance in that region.

     Research and development expenses are for the development of new and improved products, technical product support, compliance with governmental regulations, and help in maintaining relationships with customers who are often dependent on technical advances. These activities contribute in a significant way to the Company's business. Research and development expenses increased as a percentage of sales in 2002, consistent with the Company's plans to increase its investment in new research initiatives; the Company anticipates these expenses will approximate 8% of sales for the next several years. Research and development expenses declined slightly as a percentage of sales in 2001 as a result of the integration of the IFF and BBA research efforts and facilities.

     Selling and administrative expenses are necessary to support the Company's sales and operating levels. Selling and administrative expenses as a percentage of sales declined compared to both 2001 and 2000 levels. The decline is a result of the savings attributable to the integration of the Company's sales and administrative functions with those of BBA. In 2002, selling and administrative expenses includes approximately $2.9 related to the Company's implementation of SAP and related initiatives; there were no such expenses in 2001 or 2000.

     SAP costs included in manufacturing and selling and administrative expenses are expected to continue at approximately the same level in 2003-2004 as the Company completes its implementation. These costs relate primarily to training and data conversion and are expensed as incurred.

     The percentage relationship of pro-forma cost of goods sold and other operating expenses to pro-forma sales is detailed in the following table. The pro-forma information is prepared as though the Company and BBA had been combined as of January 1, 2000 and reflects the elimination of sales and operating results of the non-core businesses.


                                  PRO-FORMA    PRO-FORMA   PRO-FORMA
                                       2002         2001        2000
--------------------------------------------------------------------

Cost of goods sold                     57.1%       56.1%       56.4%
Research and development
    expenses                            8.0%        7.6%        7.6%
Selling and administrative
    expenses                           16.9%       17.6%       18.6%
                                       ====     ====================

     Pro-forma cost of sales as a percentage of pro-forma sales increased in 2002 in comparison to 2001 as a result of a combination of product mix, the aforementioned SAP implementation costs and the impact of the economic and currency disruption in Latin America. Pro-forma cost of sales decreased as a percentage of pro-forma sales in 2001 primarily as a result of savings on integration and closure of certain BBA manufacturing facilities.

     Pro-forma research and development expenses as a percentage of pro-forma sales increased in 2002 in relation to both 2001 and 2000 as a result of the Company's announced plans to increase its investment in research initiatives.

     Pro-forma selling and administrative expenses declined as a percentage of pro-forma sales in each of the years due to savings attributable to the integration of IFF and BBA selling and administrative functions.

     Segment profit, excluding corporate and other unallocated expenses, amortization of goodwill, and the effect of nonrecurring charges, was $355.1 in 2002, $367.4 in 2001 and $289.7 in 2000. BBA operations contributed $9.3 to segment profit, before amortization of goodwill and other intangibles, for the period from November 3, 2000 through year-end. Pro-forma segment profit for IFF and BBA combined in 2000 was $348.9. The Company recorded nonrecurring charges of $11.7, $30.1, and $41.3 in 2002, 2001 and 2000, respectively. Operating profit totaled $299.9, $255.6 and $211.5 in 2002, 2001 and 2000, respectively.

     Interest expense totaled $37.0, $70.4 and $25.1 in 2002, 2001 and 2000, respectively. Pro-forma interest expense for 2000 was $81.2. Interest expense declined in 2002 as a result of lower effective interest rates and reduced borrowing levels. Interest expense in 2001 increased over 2000 and is directly related to the debt incurred for the BBA acquisition. In 2000, interest expense incurred in connection with the acquisition of BBA was $10.6.

     Other (income) expense, net was $3.6 income in 2002, $2.6 income in 2001 and $2.3 expense in 2000. The increases in other income in 2002 compared to 2001, and 2001 compared to 2000 were principally due to favorable exchange results; exchange gains were $2.3 and $1.9 in 2002 and 2001, respectively, compared to exchange losses of $1.9 in 2000.

     The worldwide effective tax rate for 2002 was 34.0%, com-pared to 38.2% for 2001 and 33.2% for 2000. The lower effective tax rate in 2002 principally results from the discontinuance of goodwill amortization, which was not deductible for purposes of determination of the Company's taxable income. The higher effective tax rate in 2001 compared to 2000 primarily results from the non-deductibility of the goodwill amortization for purposes of determining the Company's taxable income. The Company anticipates that its effective tax rate in 2003 will be in the range of 32.0%-32.5%.

     On November 3, 2000, the Company acquired BBA; total consideration paid, including transaction costs, was $970.0.

     The acquisition was accounted for as a purchase business combination; the purchase price has been allocated to assets acquired and liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the estimated value of tangible and identified intangible assets acquired was recorded as goodwill. The Company completed final determination of the purchase price during 2001 when it established accruals relating to employee separation costs, facility closure costs and other actions relating to the integration of BBA into IFF. Such costs are a component of the purchase accounting and do not directly impact current earnings. The increase in goodwill and other intangible assets between 2000 and 2001 resulted from further quantification of certain liabilities assumed in connection with the merger, primarily those associated with the integration of the BBA operations into the Company; such costs were not accounted for at December 31, 2000. More details on the BBA acquisition are contained in Note 3 of the Notes to the Consolidated Financial Statements.

     At December 31, 2002 and 2001, goodwill and other intangible assets, net of accumulated amortization, totaled $782.7 and $795.9, respectively. Amortization expense was $12.6 and $46.1 in 2002 and 2001, respectively. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 142 eliminates the amortization of goodwill and indefinite-lived intangibles and requires an evaluation of potential impairment upon adoption, and at least annually thereafter. FAS 142 also prescribes that other indefinite-lived intangibles be included with goodwill. In 2002, certain intangibles were reclassified as indefinite-lived intangibles in accordance with the provisions of FAS 142. Adoption of FAS 142 eliminated annual goodwill amortization expense of $33.0. The Company completed its assessments during 2002 and concluded it has no impairment of goodwill or other intangible assets on adoption or at December 31, 2002. Additional details are contained in Note 7 of the Notes to the Consolidated Financial Statements.

     Movements in acquisition accounting accruals were as follows:


                                   EMPLOYEE-    ASSET-RELATED
                                   RELATED          AND OTHER       TOTAL
-------------------------------------------------------------------------
Balance January 1, 2001               $4.1               $6.2       $10.3
Additional charges                    41.0               25.0        66.0
Cash and other costs                 (31.3)             (21.3)      (52.6)
                                      -----------------------------------
Balance December 31, 2001             13.8                9.9        23.7
Cash and other costs                  (7.8)              (8.8)      (16.6)
                                      -----------------------------------
Balance December 31, 2002             $6.0               $1.1        $7.1
                                      ===================================


     The BBA acquisition was initially financed through the issuance of commercial paper. During 2001, the Company put in place permanent debt financing. In 2002, the Company modified portions of its debt structure. Additional details on borrowing are contained in Note 9 of the Notes to the Consolidated Financial Statements.

     In October 2000, the Company announced a reorganization, including management changes, consolidation of production facilities and related actions. The pretax cost of actions taken in connection with the reorganization, including $11.7, $30.1 and $41.3 in 2002, 2001 and 2000, respectively, is expected to approximate $90.0 to $100.0 through the end of 2003. On completion, the reorganization is expected to yield annual savings approximating $25.0 to $30.0. A portion of the savings is expected to be reinvested in the business, although a substantial portion is expected to contribute to improved earnings.

     In June 1999, the Company undertook to close certain manufacturing, distribution and sales facilities in all geographic regions in which the Company operates. In connection with these actions, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive received additional credit, for pension purposes, in terms of age and service, as well as other benefits. During 2000, approximately 150 employees accepted enhanced retirement benefits under these two programs, resulting in nonrecurring pretax charges of $23.8. In addition, during 2000, the Company recognized additional nonrecurring charges of $17.5, essentially all of which related to employee separation costs and other reorganization activities.

     Nonrecurring charges by region were as follows:


                          2002           2001
---------------------------------------------
North America             $5.6          $14.7
Europe                     5.8            4.2
Asia Pacific                .3            8.6
Latin America               --            2.6
India Region                --             --
                         -----        -------
                         $11.7          $30.1
                         =====        =======

     Nonrecurring charges recorded in 2000 were $41.3, essentially all of which related to United States-based operations. There were no significant non-cash related elements in the 2002, 2001 or 2000 charges. Approximately 700 employees have been affected by the programs.

     Movements in accruals related to nonrecurring charges were as follows:


                                  EMPLOYEE-   ASSET-RELATED
                                  RELATED         AND OTHER      TOTAL
-----------------------------------------------------------------------
Balance January 1, 2000               $9.6            $1.6       $11.2
Additional charges                    37.1             4.2        41.3
Cash and other costs                 (22.3)           (3.8)      (26.1)
                                   ------------------------------------
Balance December 31, 2000             24.4             2.0        26.4
Additional charges                    10.1            20.0        30.1
Cash and other costs                 (27.5)          (21.3)      (48.8)
                                   ------------------------------------
Balance December 31, 2001              7.0              .7         7.7
Additional charges                     4.3             7.4        11.7
Cash and other costs                  (7.9)           (7.7)      (15.6)
                                   ------------------------------------
Balance December 31, 2002             $3.4             $.4        $3.8
                                   ====================================

     The balance of the accruals relating to acquisition accounting and the nonrecurring charges is expected to be utilized in 2003 in connection with the final decommissioning and disposal of affected equipment and as severance obligations to affected employees are satisfied.

     In October 2001, the Company sold its formulated fruit and vegetable preparation businesses in the United States and Brazil. Sales for the business up to the date of disposition were approximately $23.0 with operating profit of approximately $2.2. In connection with this transaction the Company recorded a non-recurring charge of $7.4 related to employee separation and other disposal costs. Proceeds from the sale, which were not material, were used to reduce current borrowings.

     In October 2001, the Company announced its intention to explore strategic alternatives for its fruit and vegetable preparation business in Europe. This business manufactures processed fruit and other natural preparations used in a wide variety of foods, including baked goods and dairy products. Annual sales and operating profit approximate $70.0 and $7.0, respectively. No final decision has been made as to which strategic alternative to pursue.

     In December 2001, the Company sold its aroma chemicals business located in Widnes, the United Kingdom. This business was acquired as part of the BBA purchase. Sales for the business up to the date of disposition were $36.7 with operating profit of approximately $1.5. Proceeds from the sale, which were not material, were used to reduce current borrowings. No gain or loss was recognized as a result of this transaction.

     The Company sold its concentrate business based in Oregon in June 2002. Sales for the business up to the date of disposition were $9.4; operating profit was not significant. In connection with this transaction, the Company recorded a nonrecurring charge of $4.3 related to employee separation and other disposal costs. Proceeds from the sale, which were not material, were used to reduce current borrowings.

     NEW ACCOUNTING STANDARDS

     Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. FAS 133 establishes accounting and reporting standards for derivative instruments, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The effect of adopting this Standard was not material.

     Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-lived Assets was issued in August 2001. FAS 144 establishes accounting and reporting standards for impairment of long-lived assets. FAS 144 is effective for fiscal years beginning after December 15, 2001 and in 2002, the Company adopted this standard without material impact to reported results.

     Statement of Financial Accounting Standards No. 146 (FAS 146), Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002. FAS 146 establishes accounting and reporting standards for exit or disposal activities initiated after December 31, 2002, and requires such costs to be recognized when the liability is incurred and not at project initiation. The Company will comply with the provisions of FAS 146.

     Statement of Financial Accounting Standards No. 148 (FAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure was issued in December 2002. FAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to continue to use the intrinsic method of accounting for stock-based awards to employees.

No compensation expense has been recognized other than for restricted stock awards.

     The Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and No. 46, Consolidation of Variable Interest Entities. The Company has evaluated these interpretations and does not believe they apply to the Company.

     FINANCIAL CONDITION

     Cash, cash equivalents and short-term investments totaled $15.2 at December 31, 2002 compared to $48.9 and $129.2 at December 31, 2001 and 2000, respectively. Short-term investments are high-quality, readily marketable instruments. Working capital totaled $507.3 at year-end 2002, compared to $336.1 and $409.9 at December 31, 2001 and 2000, respectively; the 2000 amount excludes commercial paper borrowings used to finance the BBA acquisition to the extent they were later refinanced with long-term debt. Gross additions to property, plant and equipment were $81.8, $52.0 and $60.7 in 2002, 2001 and 2000, respectively, and are expected to approximate $85.0 in 2003.

     Long-term debt was $1,007.1 and $939.4 at December 31, 2002 and December 31, 2001, respectively. Long-term debt includes $63.5 and $8.3 of deferred interest rate swap gains at December 31, 2002 and 2001, respectively. In July 2002, the Company entered into a five-year Euro 350.0 (approximately $350.0 at December 31, 2002) multi-currency revolving credit agreement. The Company cancelled and repaid all borrowings under an existing Euro 140.0 facility. Also in July 2002, the Company exercised an option under its $500.0 U.S. dollar revolving credit facility and cancelled the $200.0 364 day portion of that agreement. The remaining portion of the facility, which serves as backstop for the Company's commercial paper program, continues until September 2006. There have been no borrowings under this facility. The Company compensates the banks participating in this credit facility in the form of fees, the amounts of which are not significant. At December 31, 2002, the Company's outstanding commercial paper totaled $38.0 at an average interest rate of 1.6% compared to $204.2 at December 31, 2001 at an average interest rate of 2.9%. Commercial paper maturities did not extend beyond January 21, 2003.

     During 2002, the Company entered into agreements for the sale and leaseback of its Hazlet and South Brunswick, New Jersey facilities. Under the terms of the sale, the Company sold the land, building and associated improvements at these facilities to an unrelated third party for $48.0 in cash. The net book value of these assets approximated $20.3. The gain realized on the sale, approximating $26.7, has been deferred and will be credited to income over the 22-year lease term. At December 31, 2002, the unamortized portions of the deferred gain of $24.8 and $1.2 are included in the balance sheet captions Retirement and other liabilities and Other current liabilities, respectively. The lease agreements provide for renewal options of up to 30 years. Payments under the leases approximate $4.2 annually and commenced in July 2002. Total lease payments for 2002 were $2.1 and for 2003 to 2007 are $4.2 annually; the aggregate lease obligation is $92.4. The leases are classified as operating leases.

     In April 2000, the Company announced a plan to repurchase up to 7.5 million shares of its common stock. In September 2000, the Company announced a plan to increase its share repurchase program by $100.0. The Company completed the April 2000 program during 2001 and the September 2000 program during 2002. On October 22, 2002, the Company's Board of Directors authorized a new share repurchase program of $100.0, which is expected to be completed over the next two years. Under these plans, the Company purchased $72.3, $71.2 and $201.0 of treasury stock in 2002, 2001 and 2000, respectively. Repurchases were made from time to time on the open market or through private transactions. The repurchased shares are available for use in connection with the Company's employee benefit plans and for other general corporate purposes.

     The Company anticipates that all financing requirements will be funded from operations and credit facilities currently in place. Cash flows from operations are sufficient to fund the Company's anticipated capital spending, dividends and other requirements including debt reduction; the Company anticipates reducing debt by approximately $100.0 in 2003. The Company may dispose of additional non-core assets; any related proceeds will be used primarily to reduce debt.

     The dividend per share in 2002, 2001 and 2000 was, respectively, $.60, $.60 and $1.29. In September 2000, the Board of Directors reduced the Company's quarterly dividend by 60%, to $.15 per share, beginning with the fourth quarter 2000 dividend. The dividend per share has not changed since that date. The Company paid dividends totaling $56.8, $57.6 and $155.5 in 2002, 2001 and 2000, respectively.

     The cumulative translation adjustment component of Accumulated other comprehensive income was ($138.2) at December 31, 2002, compared to ($156.3) at December 31, 2001. The change results principally from the weakening of the U.S. dollar against the Euro. The Minimum pension liability adjustment component of Accumulated other comprehensive income was ($75.0) at December 31, 2002 compared to ($20.0) at December 31, 2001. This change reflects lower pension asset values coupled with a reduction in the discount rate assumptions used to calculate pension liabilities. The Accumulated gain on derivatives qualifying as hedges was $0.7 at December 31, 2002 compared to an Accumulated loss of ($2.3) at December 31, 2001.

     Compliance with existing governmental requirements regulating the discharge of materials into the environment has not materially affected the Company's operations, earnings or competitive position. In 2002, the Company spent approximately $2.7 on capital projects and about $13.4 in operating expenses and governmental charges for the purpose of complying with such regulations. Expenditures for these purposes will continue for the foreseeable future. In addition, the Company is party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act or similar state statutes. It is expected that the impact of any judgments in or voluntary settlements of such proceedings will not be material to the Company's financial condition, results of operations or liquidity.

     MARKET RISK

     The Company is exposed to market risk from foreign currency exchange rates, interest rates and commodity price fluctuations. The Company evaluates and manages volatility relating to these exposures on a global basis to take advantage of netting opportunities that may exist. Identified net exposures are managed employing a number of techniques including but not limited to borrowings in local currencies and the use of certain derivative instruments.

     The Company operates on a global basis and, accordingly, is exposed to currency fluctuation related to the manufacture and sale of its products in currencies other than the U.S. dollar. The major foreign currencies involve the markets in the European Union, Mexico, Brazil, China, Indonesia and Japan, although all regions in the world are subject to foreign currency fluctuations versus the U.S. dollar and other cross-currency rates. The Company actively monitors its foreign currency exposures in all major markets in which it operates, and employs a variety of techniques to mitigate the impact of exchange rate fluctuations, including foreign currency hedging activities. The Company enters into foreign currency forward contracts with the objective of reducing exposure to cash flow volatility associated with foreign currency receivables and payables, and with anticipated purchases of certain raw materials used in operations. The notional amount and maturity dates of such contracts match those of the underlying transactions. At December 31, 2002 and 2001, the Company had outstanding foreign currency forward contracts with notional amounts approximating $131.4 and $97.3, respectively. The Company has designated these contracts as qualified fair value and cash flow hedges as appropriate. Accordingly, the effective portion of any gain or loss on a derivative instrument reported as a cash flow hedge is reported as a component of Accumulated Other Comprehensive Income and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. The Company had no ineffective foreign currency forward contracts at December 31, 2002 or 2001.

     The Company employs various interest rate swaps and debt issuances with the objective of managing and optimizing its interest rate exposure. The Company has entered into a series of swaps for a $700.0 notional amount which effectively converts the fixed 6.45% coupon interest rate to a variable short-term rate based upon the London InterBank Offered Rate (LIBOR) plus an interest markup. During 2001 and 2002, the Company periodically amended the swaps, which changed the short-term LIBOR basis and the related spread. As a result of market conditions and changes in the value of the swaps, the counterparty paid the Company $56.5, including accrued interest of $6.5 in 2002, and $19.9, including accrued interest of $3.3 in 2001. The swap gains are deferred, classified as a separate element of long-term debt and amortized to income as a reduction in interest expense over the remaining term of the debt. As a result of these transactions, at December 31, 2002, the effective interest rate on the 6.45% Notes approximated 3.4% compared to 3.7% at December 31, 2001. In 2002, the Company entered into a series of swaps to convert its long-term Japanese Yen borrowings from fixed-rate to short-term Japanese Yen LIBOR rates. There was no cash settlement for these swaps, which effectively convert the 1.74% and 2.45% long-term Yen notes to a blended effective rate of 1.7%. All interest rate swaps are designated as qualified fair value hedges; there were no ineffective interest rate swaps at December 31, 2002 or December 31, 2001.

     CRITICAL ACCOUNTING POLICIES AND
     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to use judgement and to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses; actual results may differ from such estimates. The diversity of the Company's products, customers, geographic operations, sources of supply and markets reduces the risk that any one event would have a severe impact on the Company's operating results. The Company recognizes revenue when products are shipped and title and risk of loss transfer to the customer. The greatest complexity of the Company's business is in the area of the research and development and creation of new products, for which all costs are expensed as incurred.

     Those areas requiring the greatest degree of management judgement or deemed most critical to the Company's financial reporting involve:

> The periodic assessment of potential impairment of intangible assets acquired in business combinations;

> Recoverability and realization of assets, most notably in lesser developed areas of the world where fluctuating currencies and frequently unsettled economic conditions can create uncertainty;

> The ongoing assessment of the valuation of inventory, given the large number of natural ingredients employed, the quality of which may be diminished over time;

> The determination of financial instruments employed as effective hedges of cash flows or market risk exposures; and

> The evaluation of potential environmental liabilities, where frequently changing rules and regulations require constant reassessment of related practices as well as underlying costs.

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

     CAUTIONARY STATEMENT UNDER THE PRIVATE
     SECURITIES LITIGATION REFORM ACT OF 1995

     Statements in this Annual Report, which are not historical facts or information, are "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management's expectations. Such factors include, among others, the following: general economic and business conditions in the Company's markets, including economic and political uncertainties; interest rates; the price and availability of raw materials; the Company's ability to implement its business strategy, including the achievement of anticipated cost savings, profitability and growth targets; the impact of currency fluctuation or devaluation in the Company's principal foreign markets and the success of the Company's hedging and risk management strategies; the impact of possible pension funding obligations and increased pension expense on the Company's cash flow and results of operations; and effect of legal and regulatory proceedings, as well as restrictions imposed on the Company, its operations or its representatives by foreign governments.

     The Company intends its forward-looking statements to speak only as of the time of such statements and does not undertake to update or revise them as more information becomes available or to reflect changes in expectations, assumptions or results.

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


/s/ Douglas J. Wetmore
Douglas J. Wetmore
Senior Vice President and Chief Financial Officer




REPORT OF INDEPENDENT ACCOUNTANTS



     TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF INTERNATIONAL FLAVORS & FRAGRANCES INC.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of International Flavors & Fragrances Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002 and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001.


/s/ PricewaterhouseCoopers LLP
New York, New York
January 27, 2003


CONSOLIDATED STATEMENT OF INCOME                                 INTERNATIONAL FLAVORS & FRAGRANCES INC.

                                                                   YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)          2002                  2001                 2000
-------------------------------------------------------------  -----------------------------------------
Net sales                                          $1,809,249            $1,843,766           $1,462,795
                                                   ----------  -----------------------------------------
Cost of goods sold                                  1,035,835             1,063,433              831,653
Research and development expenses                     144,027               135,248              112,671
Selling and administrative expenses                   305,156               313,335              258,653
Amortization                                           12,632                46,089                7,032
Nonrecurring charges                                   11,737                30,069               41,273
Interest expense                                       37,036                70,424               25,072
Other (income) expense, net                            (3,591)               (2,609)               2,314
                                                   ----------  -----------------------------------------
                                                    1,542,832             1,655,989            1,278,668
                                                   ----------  -----------------------------------------
Income before taxes on income                         266,417               187,777              184,127
Taxes on income                                        90,473                71,775               61,122
                                                   ----------  -----------------------------------------
NET INCOME                                         $  175,944            $  116,002           $  123,005
                                                   ==========  ==========================================

                                                         2002                  2001                 2000
-------------------------------------------------------------  -----------------------------------------
NET INCOME PER SHARE - BASIC                            $1.86                 $1.21                $1.22
                                                   ----------  -----------------------------------------
NET INCOME PER SHARE - DILUTED                          $1.84                 $1.20                $1.22
                                                   ==========  ==========================================

See Notes to Consolidated Financial Statements


CONSOLIDATED BALANCE SHEET                                                                  INTERNATIONAL FLAVORS & FRAGRANCES INC.

(DOLLARS IN THOUSANDS)                                                                                        DECEMBER 31,
                                                                                                    -------------------------------
ASSETS                                                                                                  2002                   2001
-------------------------------------------------------------------------------------------------------------  --------------------
CURRENT ASSETS:
Cash and cash equivalents                                                                          $   14,858            $   48,521
Short-term investments                                                                                    307                   384
Receivables:
    Trade                                                                                             327,306               328,858
    Allowance for doubtful accounts                                                                   (12,933)              (10,835)
    Other                                                                                              24,234                22,335
Inventories                                                                                           421,603               415,984
Deferred income taxes                                                                                  67,176                77,449
Prepaid expenses                                                                                       24,198                13,665
                                                                                                   ----------  --------------------
    Total Current Assets                                                                              866,749               896,361
PROPERTY, PLANT AND EQUIPMENT, NET                                                                    520,499               532,473
GOODWILL, NET                                                                                         642,655               648,975
INTANGIBLE ASSETS, NET                                                                                140,048               146,945
OTHER ASSETS                                                                                           62,743                43,297
                                                                                                   ----------  --------------------
Total Assets                                                                                       $2,232,694            $2,268,051
                                                                                                   ==========  ====================


                                                                                                              DECEMBER 31,
                                                                                                    -------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                                                     2002                  2001
-------------------------------------------------------------------------------------------------------------  --------------------
CURRENT LIABILITIES:
Bank loans and current portion of long-term debt                                                   $   11,684            $   23,716
Commercial paper                                                                                       37,979               204,229
Accounts payable                                                                                      104,007                85,659
Accrued payrolls and bonuses                                                                           36,250                39,227
Dividends payable                                                                                      14,138                14,215
Income taxes                                                                                           38,496                49,841
Other current liabilities                                                                             116,943               143,327
                                                                                                   ----------  --------------------
    Total Current Liabilities                                                                         359,497               560,214
                                                                                                   ----------  --------------------
OTHER LIABILITIES:
Long-term debt                                                                                      1,007,085               939,404
Deferred income taxes                                                                                    --                  44,553
Retirement and other liabilities                                                                      291,434               199,710
                                                                                                   ----------  --------------------
    Total Other Liabilities                                                                         1,298,519             1,183,667
                                                                                                   ----------  --------------------


COMMITMENTS AND CONTINGENCIES (NOTE 17)

SHAREHOLDERS' EQUITY:
Common stock 12 1/2(cent) par value; authorized 500,000,000 shares; issued 115,761,840 shares          14,470                14,470
Capital in excess of par value                                                                        109,735               126,170
Restricted stock                                                                                       (5,723)               (1,440)
Retained earnings                                                                                   1,382,539             1,263,344
Accumulated other comprehensive income:
    Cumulative translation adjustment                                                               (138,175)             (156,266)
    Accumulated gains/(losses) on derivatives qualifying as hedges (net of tax)                          733                (2,261)
    Minimum pension liability adjustment (net of tax)                                                (75,038)              (20,009)
                                                                                                   ----------  --------------------
                                                                                                    1,288,541             1,224,008
Treasury stock, at cost - 21,507,668 shares in 2002 and 20,996,954 shares in 2001                    (712,876)             (698,851)
Note receivable from officer                                                                             (987)                 (987)
                                                                                                   ----------  --------------------
    Total Shareholders' Equity                                                                        574,678               524,170
                                                                                                   ----------  --------------------
Total Liabilities and Shareholders' Equity                                                         $2,232,694            $2,268,051
                                                                                                   ==========  ====================


See Notes to Consolidated Financial Statements

                                                                                                                                 35

CONSOLIDATED STATEMENT OF CASH FLOWS                                                         INTERNATIONAL FLAVORS & FRAGRANCES INC.

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------------------------
(DOLLARS IN THOUSANDS)                                                               2002                2001                  2000
-----------------------------------------------------------------------------------------  -----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                       $175,944            $116,002              $123,005
Adjustments to reconcile to net cash provided by operations:
    Depreciation and amortization                                                  84,458             123,493                69,344
    Deferred income taxes                                                          (6,381)            (18,113)              (30,496)
    Changes in assets and liabilities:
         Current receivables                                                       15,452               8,925                15,261
         Inventories                                                               17,259              (1,207)               64,591
         Current payables                                                         (27,623)            (20,076)               22,017
         Other, net                                                               (15,765)            (27,519)                5,388
                                                                                 --------  -----------------------------------------
Net cash provided by operations                                                   243,344             181,505               269,110
                                                                                 --------  -----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from investments                                                         257               8,250                 1,566
    Purchases of investments                                                         (176)            (19,786)               (1,111)
    Acquisition of minority interest                                              (11,791)               --                    --
    Investments in acquired businesses, net of cash received                         --                  --                (953,295)
    Additions to property, plant and equipment                                    (81,815)            (52,016)              (60,696)
    Proceeds from disposal of assets                                               64,634              14,900                11,301
                                                                                 --------  -----------------------------------------
Net cash used in investing activities                                             (28,891)            (48,652)           (1,002,235)
                                                                                 --------  -----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Cash dividends paid to shareholders                                           (56,826)            (57,618)             (155,502)
    Net change in bank loans                                                      (14,774)            (13,088)                5,164
    Net change in commercial paper outstanding                                   (166,250)           (605,123)              746,152
    Proceeds from long-term debt                                                  282,329             580,545               413,747
    Repayments of long-term debt                                                 (251,837)            (49,705)               (1,903)
    Proceeds from issuance of stock under stock option and
         employee stock purchase plans                                             29,579               6,842                 1,387
    Purchase of treasury stock                                                    (72,273)            (71,234)             (200,953)
                                                                                 --------  -----------------------------------------
Net cash provided by (used in) financing activities                              (250,052)           (209,381)              808,092
                                                                                 --------  -----------------------------------------
Effect of exchange rate changes on cash and cash equivalents                        1,936              (3,820)               (8,233)
                                                                                 --------  -----------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                           (33,663)            (80,348)               66,734
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     48,521             128,869                62,135
                                                                                 --------  -----------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $ 14,858            $ 48,521              $128,869
                                                                                 ========  =========================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY                                               INTERNATIONAL FLAVORS & FRAGRANCES INC.

                                                                      ACCUMULATED                              NOTE
                                 CAPITAL IN                                 OTHER       TREASURY STOCK    RECEIVABLE          TOTAL
                         COMMON   EXCESS OF  RESTRICTED   RETAINED  COMPREHENSIVE -----------------------       FROM  COMPREHENSIVE
(DOLLARS IN THOUSANDS)    STOCK   PAR VALUE       STOCK   EARNINGS         INCOME     SHARES         COST     OFFICER        INCOME
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  JANUARY 1, 2000       $14,470   $134,480   $  --      $1,211,790      $(57,135) (10,939,915) $(445,108)  $   --
Net income                                                 123,005                                                         $123,005
Cumulative translation
  adjustment                                                             (20,443)                                           (20,443)
                                                                                                                           --------
Total comprehensive
  income                                                                                                                   $102,562
                                                                                                                           ========
Cash dividends declared                                   (130,234)
Stock options                       (1,439)                                            79,297      2,826
Reacquired shares                                                                  (7,475,178)  (200,953)
                         --------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 2000      14,470    133,041      --       1,204,561       (77,578) (18,335,796)  (643,235)          --
                         --------------------------------------------------------------------------------------------
Net income                                                 116,002                                                         $116,002
Cumulative translation
  adjustment                                                             (78,688)                                           (78,688)
Accumulated losses on
  derivatives qualifying
  as hedges (net of tax)                                                  (2,261)                                            (2,261)
Minimum pension
  liability adjustment
  (net of tax)                                                           (20,009)                                           (20,009)
                                                                                                                           --------
Total comprehensive
  income                                                                                                                   $ 15,044
                                                                                                                           ========
Cash dividends declared                                    (57,219)
Stock options                       (3,941)                                           187,056      9,623         (987)
Reacquired shares                                                                  (3,019,100)   (71,234)
Restricted stock award              (2,930)   (3,065)                                 170,886      5,995
Amortization                                   1,625
                         --------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 2001      14,470    126,170    (1,440)    1,263,344      (178,536) (20,996,954)  (698,851)        (987)
                         --------------------------------------------------------------------------------------------
Net income                                                 175,944                                                         $175,944
Cumulative translation
  adjustment                                                              18,091                                             18,091
Accumulated gains on
  derivatives qualifying
  as hedges (net of tax)                                                   2,994                                              2,994
Minimum pension
  liability adjustment
  (net of tax)                                                           (55,029)                                           (55,029)
                                                                                                                           --------
Total comprehensive
  income                                                                                                                   $142,000
                                                                                                                           ========
Cash dividends declared                                    (56,749)
Stock options                      (15,652)                                         1,582,486     51,581
Reacquired shares                                                                  (2,293,200)   (72,273)
Restricted stock award                (783)   (5,884)                                 200,000      6,667
Amortization                                   1,601
                        ---------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 2002     $14,470   $109,735   $(5,723)   $1,382,539     $(212,480) (21,507,668) $(712,876)       $(987)
                        =============================================================================================


See Notes to Consolidated Financial Statements

                                                                                                                                 37

                                         INTERNATIONAL FLAVORS & FRAGRANCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         NOTE 1. NATURE OF OPERATIONS AND
         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

         NATURE OF OPERATIONS The Company is a leading creator and manufacturer of flavors and fragrances used by others to impart or improve flavor or fragrance in a wide variety of consumer products. The Company's products are sold principally to manufacturers of perfumes and cosmetics, hair and other personal care products, soaps and detergents, cleaning products, dairy, meat and other processed foods, beverages, snacks and savory foods, confectionery, sweet and baked goods, and pharmaceutical and oral care products.

         PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and all subsidiaries.

         REVENUE RECOGNITION Revenue is recognized when products are shipped and title and risk of loss transfer to the customer.

         FOREIGN CURRENCY TRANSLATION The assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Cumulative translation adjustments are shown as a separate component of Shareholders' Equity.

         Through December 31, 2000, for certain subsidiaries that operated in U.S. dollars, or that operated in a highly inflationary environment, inventory and property, plant and equipment were translated using the exchange rates at the time of acquisition. All other assets and liabilities were translated at year-end exchange rates. Except for inventories charged to cost of goods sold and depreciation, which were remeasured for historical rates of exchange, all income and expense items were translated at average exchange rates. Gains and losses as a result of remeasurements were included in income.

         RESEARCH AND DEVELOPMENT All costs associated with research and development are expensed as incurred.

         INVENTORIES Inventories are stated at the lower of cost (generally on an average basis) or market.

         CASH EQUIVALENTS Cash equivalents include highly liquid investments with maturities of three months or less at date of purchase.

         PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost. Depreciation is calculated on a straight-line basis, principally over the following estimated useful lives: buildings and improvements,10 to 40 years; machinery, equipment and software, 3 to 10 years; and leasehold improvements, the estimated life of the improvements or the remaining term of the lease, whichever is shorter.

         The Company reviews its long-lived assets for impairment when events or changes in business conditions indicate that their full carrying value may not be recovered. An estimate of undiscounted future cash flows produced by an asset or group of assets is compared to the carrying value to determine whether an impairment exists. If assets are determined to be impaired, the loss is measured based on an estimate of fair value using various valuation techniques, including a discounted estimate of future cash flows.

         GOODWILL AND OTHER INTANGIBLE ASSETS Identifiable intangible assets include patents, trademarks and other intellectual property valued at acquisition through independent appraisals, and are amortized on a straight-line basis over periods ranging from 7 to 20 years. Through December 31, 2001, goodwill arising from business acquisitions was amortized on a straight-line basis over its estimated useful life, which was generally 20 years.

         Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 142 eliminates the amortization of goodwill and indefinite-lived intangibles and requires an evaluation of potential impairment upon adoption, and at least annually thereafter. FAS 142 also prescribes that other indefinite-lived intangibles be included with goodwill.

         Fair values for goodwill and indefinite-lived intangibles are determined based on discounted cash flows, market multiples or appraised values, as appropriate.

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

         FINANCIAL INSTRUMENTS Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. FAS 133, as amended, requires that every derivative instrument be recorded in the balance sheet as either an asset or liability, measured at its fair value. The cumulative effect of adoption of FAS 133 did not result in a material impact on the Company's financial position, results of operations or cash flows.

         It is the Company's policy to enter into derivative instruments with terms that match the underlying exposure being hedged. As such, the Company's derivative instruments are considered highly effective and the net gain or loss from hedge ineffectiveness was not material.

         The Company's derivative instruments that qualify for hedge accounting are primarily designated as either fair value hedges or cash flow hedges. For fair value hedges, changes in fair value of the derivative as well as the offsetting changes in fair value of the hedged item are recognized in earnings each period. For cash flow hedges, changes in fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the offsetting effect of the hedged item is also recognized in earnings.

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

         NEW ACCOUNTING STANDARDS Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-lived Assets, was issued in August 2001. FAS 144 establishes accounting and reporting standards for impairment of long-lived assets. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard without material impact to reported results.

         Statement of Financial Accounting Standards No. 146 (FAS 146), Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002. FAS 146 establishes accounting and reporting standards for exit or disposal activities initiated after December 31, 2002, and requires such costs to be recognized when the liability is incurred and not at project initiation. The Company will comply with the provisions of FAS 146.

         Statement of Financial Accounting Standards No. 148 (FAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure was issued in December 2002. FAS 148 provides alternate methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. The Company has elected to continue to use the intrinsic method of accounting for stock-based awards to employees. No compensation expense has been recognized other than for restricted stock awards

         The Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and No. 46, Consolidation of Variable Interest Entities. The Company has evaluated these interpretations and does not believe they apply to the Company.

         NET INCOME PER SHARE Net income per share is based on the weighted average number of shares outstanding. A reconciliation of the number of shares used in the computations of basic and diluted net income per share is as follows:

                                                        NUMBER OF SHARES
                                              ----------------------------------
(SHARES IN THOUSANDS)                           2002          2001          2000
----------------------------------------------------     -----------------------
Basic                                         94,511        95,770       101,073
Dilution under stock plans                     1,362         1,049            20
                                              ------     -----------------------
Diluted                                       95,873        96,819       101,093
                                              ======     =======================

         Net income used in the computation of basic and diluted net income per share is not affected by the assumed issuance of stock under the Company's stock plans.

         Options to purchase 3,505,414, 4,138,020, and 5,430,857 shares were outstanding in 2002, 2001 and 2000, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares in the respective years.

         STOCK PLANS At December 31, 2002, the Company had stock-based compensation plans which are described more fully in Note 12. The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25,

Accounting for Stock Issued to Employees, and related Interpretations in accounting for these plans. No compensation expense for employee stock options is reflected in net earnings, as all options granted under such plans had an exercise price not less than the market value of the common stock on the date of the grant. Net income includes compensation expense related to restricted stock.
The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards
No. 123 for the years ended December 31, 2002, 2001 and 2000:

(DOLLARS IN THOUSANDS
EXCEPT PER SHARE AMOUNTS)                     2002           2001           2000
--------------------------------------------------       -----------------------
Net income, as reported                   $175,944       $116,002       $123,005
Deduct:
  Total stock-based employee
    compensation expense
    determined under fair
    value method for all
    stock option awards, net
    of related tax effects                  16,008         14,092         11,957
                                          --------       -----------------------
  Pro-forma net income                    $159,936       $101,910       $111,048
                                          ========       =======================
Net income per share:
  Basic - as reported                     $1.86          $1.21          $1.22
  Basic - pro-forma                       $1.69          $1.06          $1.10
  Diluted - as reported                   $1.84          $1.20          $1.22
  Diluted - pro-forma                     $1.67          $1.05          $1.10
                                          -----          --------------------

         These pro-forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

         RECLASSIFICATIONS Certain reclassifications have been made to the prior years' financial statements to conform to 2002 classifications.

         NOTE 2. NONRECURRING CHARGES

         In October 2000, the Company announced a reorganization including management changes, consolidation of production facilities and related actions.

         In June 1999, the Company undertook to close certain manufacturing, distribution and sales facilities in all geographic regions in which the Company operates.

         In connection with these actions, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. During 2000, approximately 150 employees accepted enhanced retirement benefits under these two programs, resulting in nonrecurring pretax charges of $23.8 million. In addition, during 2000, the Company recognized additional nonrecurring charges of $17.5 million, essentially all of which related to employee separation costs and other reorganization activities.

         Nonrecurring charges by region were as follows:

(DOLLARS IN THOUSANDS)                                    2002              2001
--------------------------------------------------------------           -------
North America                                          $ 5,565           $14,722
Europe                                                   5,814             4,172
Asia Pacific                                               358             8,542
Latin America                                               --             2,633
India Region                                                --                --
                                                       -------           -------
                                                       $11,737           $30,069
                                                       =======           =======

         Nonrecurring charges in 2000 were $41.3 million, essentially all of which related to United States-based operations. There were no significant non-cash related elements in the 2002, 2001 or 2000 charges.

         Movements in accruals related to these charges were as follows:

                                                          ASSET-
                                        EMPLOYEE-        RELATED
(DOLLARS IN THOUSANDS)                    RELATED      AND OTHER           TOTAL
--------------------------------------------------------------------------------
Balance January 1, 2000                  $  9,622       $  1,586       $ 11,208
Additional charges                         37,095          4,178         41,273
Cash and other costs                      (22,338)        (3,711)       (26,049)
                                         ---------------------------------------
Balance December 31, 2000                  24,379          2,053         26,432
Additional charges                         10,083         19,986         30,069
Cash and other costs                      (27,474)       (21,294)       (48,768)
                                         ---------------------------------------
Balance December 31, 2001                   6,988            745          7,733
Additional charges                          4,340          7,397         11,737
Cash and other costs                       (7,899)        (7,721)       (15,620)
                                         ---------------------------------------
Balance December 31, 2002                $  3,429       $    421       $  3,850
                                         =======================================

         The balance of the accruals is expected to be utilized in 2003 in connection with the final decommissioning and disposal of affected equipment and as severance obligations to affected employees are satisfied. Approximately 700 employees have been affected by the programs.

         NOTE 3. ACQUISITIONS AND DIVESTITURES

         On November 3, 2000, the Company acquired BBA; total consideration paid, including transaction costs, approximated $970.0 million. BBA operating results are included in the Company's consolidated results from November 3, 2000.

         The acquisition was accounted for as a purchase business combination; the purchase price has been allocated to assets acquired and liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the estimated value of tangible and identified intangible assets acquired was recorded as goodwill. Other intangible assets include patents, trademarks and other intellectual property owned or developed by BBA. The Company completed final determination of the purchase price during 2001 when it established accruals relating to employee separation costs, facility closure costs and other actions relating to the integration of BBA into IFF. Such costs are a component of the purchase accounting and do not directly impact current earnings.

         As a result of finalizing acquisition accounting during 2001, the Company increased tangible assets by $5.2 million, goodwill by $105.0 million and decreased intangible assets by $22.8 million.

         The following unaudited pro-forma results of operations give effect to the BBA acquisition as if it had occurred as of January 1, 2000 and results reflect the final acquisition accounting adjustments completed in 2001.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                            2000
--------------------------------------------------------------------------------
Net sales                                                            $1,880,612
Net income                                                               80,953
Net income per share - basic                                              $0.80
Net income per share - diluted                                            $0.80
                                                                     -----------
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------
Allocation of purchase price:
Fair value of assets acquired, including goodwill,
  net of cash                                                        $1,253,044
Cash paid for common stock and transaction costs                       (970,000)
                                                                     ----------
Liabilities assumed                                                    $283,044
                                                                     ==========


         Movements in acquisition accounting accruals were as follows:

                                                          ASSET-
                                        EMPLOYEE-        RELATED
(DOLLARS IN THOUSANDS)                    RELATED      AND OTHER           TOTAL
--------------------------------------------------------------------------------
Balance January 1, 2001                  $  4,103       $  6,230       $ 10,333
Additional charges                         41,012         24,961         65,973
Cash and other costs                      (31,259)       (21,325)       (52,584)
                                         ---------------------------------------
Balance December 31, 2001                  13,856          9,866         23,722
Cash and other costs                       (7,850)        (8,797)       (16,647)
                                         ---------------------------------------
Balance December 31, 2002                $  6,006       $  1,069       $  7,075
                                         =======================================

         The balance of the accruals is expected to be utilized in 2003 in connection with the disposal of affected equipment and facilities, and as severance obligations to affected employees are satisfied.

         In October 2001, the Company sold its formulated fruit and vegetable preparation businesses in the United States and Brazil. Sales for the business up to the date of disposition were approximately $23.0 million with operating profit of approximately $2.2 million. In connection with this transaction the Company recorded a nonrecurring charge of $7.4 million related to employee separation and other disposal costs. Proceeds from the sale, which were not material, were used to reduce current borrowings.

         In December 2001, the Company sold its aroma chemicals business located in Widnes, the United Kingdom. This business was acquired as part of the BBA purchase. Sales for the business up to the date of disposition were $36.7 million with operating profit of approximately $1.5 million. Proceeds from the sale, which were not material, were used to reduce current borrowings. No gain or loss was recognized as a result of this transaction.

         The Company sold its concentrate business based in Oregon in June 2002. Sales for the business up to the date of disposition were $9.4 million; operating profit was not significant. In connection with this transaction, the Company recorded a nonrecurring charge of $4.3 million related to employee separation and other disposal costs. Proceeds from the sale, which were not material, were used to reduce current borrowings.

         NOTE 4. MARKETABLE SECURITIES

         Marketable securities are included in cash equivalents or short-term investments, as appropriate. At both December 31, 2002 and 2001, marketable securities totaling $0.1 million were available for sale and recorded at fair value that approximated cost. Realized gains and losses on the sale of marketable securities were not material.

         NOTE 5. INVENTORIES

                                                              DECEMBER 31,
                                                    ----------------------------
(DOLLARS IN THOUSANDS)                                  2002                2001
------------------------------------------------------------------  ------------
Raw materials                                       $222,161            $212,270
Work in process                                       12,680              10,853
Finished goods                                       186,762             192,861
                                                    --------            --------
                                                    $421,603            $415,984
                                                    ========            ========

         NOTE 6. PROPERTY, PLANT AND EQUIPMENT, NET

                                                              DECEMBER 31,
                                                    ----------------------------
(DOLLARS IN THOUSANDS)                                  2002                2001
------------------------------------------------------------------  ------------
Land                                                    $ 35,249        $ 36,747
Buildings and improvements                               221,899         278,603
Machinery, equipment and software                        630,252         620,116
Construction in progress                                  62,814          40,164
                                                        --------        --------
                                                         950,214         975,630
Accumulated depreciation                                 429,715         443,157
                                                        --------        --------
                                                        $520,499        $532,473
                                                        ========        ========

         NOTE 7. INTANGIBLE ASSETS, NET

         Effective January 1, 2002, the Company adopted FAS 142; adoption eliminated annual goodwill amortization expense of approximately $33.0 million. FAS 142 also prescribes that other indefinite-lived intangibles be included with goodwill. In 2002, certain intangibles were reclassified as indefinite-lived intangibles in accordance with the provisions of FAS 142. The following tables reflect the reclassification of other indefinite-lived intangibles from Trademarks and other to Goodwill on adoption of FAS 142 and the net income per share effect of this change for the years ended December 31, 2002 and 2001. Amortization expense for the year ended December 31, 2002 was $12.6 million; estimated annual amortization from 2003 to 2006 is $12.6 million and $11.3 million in 2007.

         During 2002, the Company completed its assessment of the impact of adopting the impairment provisions of this standard, and concluded it has no impairment of goodwill at this time.

                                                         DECEMBER 31, 2002
                                                  ------------------------------
                                                           GROSS     ACCUMULATED
(DOLLARS IN THOUSANDS)                            CARRYING VALUE    AMORTIZATION
--------------------------------------------------------------------------------
Goodwill                                                $684,189         $41,534
Other indefinite-lived intangibles                        19,200           1,184
Trademarks and other                                     149,786          27,754
                                                        ------------------------
Total                                                   $853,175         $70,472
                                                        ========================

                                                         DECEMBER 31, 2001
                                                  ------------------------------
                                                           GROSS     ACCUMULATED
(DOLLARS IN THOUSANDS)                            CARRYING VALUE    AMORTIZATION
--------------------------------------------------------------------------------
Goodwill                                             $690,509            $41,534
Trademarks and other                                  163,251             16,306
                                                     ---------------------------
Total                                                $853,760            $57,840
                                                     ===========================

                                                      YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS                              -----------------------------
EXCEPT PER SHARE AMOUNTS)                                 2002              2001
--------------------------------------------------------------       -----------
Reported net income                                   $175,944          $116,002
Add back: Goodwill amortization                             --            32,774
                                                      --------          --------
Adjusted net income                                   $175,944          $148,776
                                                      ========          ========

BASIC NET INCOME PER SHARE
Reported net income                                      $1.86             $1.21
Goodwill amortization                                       --              0.34
                                                         -----             -----
Adjusted net income                                      $1.86             $1.55
                                                         =====             =====

DILUTED NET INCOME PER SHARE
Reported net income                                      $1.84             $1.20
Goodwill amortization                                       --              0.34
                                                         -----             -----
Adjusted net income                                      $1.84             $1.54
                                                         =====             =====

         NOTE 8. SALE AND LEASEBACK TRANSACTION

         During 2002, the Company entered into agreements for the sale and leaseback of its Hazlet and South Brunswick, New Jersey facilities. Under the terms of the sale, the Company sold the land, building and associated improvements at these facilities to an unrelated third party for $48.0 million in cash. The net book value of these assets approximated $20.3 million. The gain realized on the sale, approximating $26.7 million, has been deferred and will be credited to income over the 22-year lease term. At December 31, 2002, the unamortized portions of the deferred gain of $24.8 million and $1.2 million are included in the balance sheet captions Retirement and other liabilities and Other current liabilities, respectively. The lease agreements provide for renewal options of up to 30 years. Payments under the leases approximate $4.2 million annually and commenced in July 2002. Total lease payments for 2002 were $2.1 million and for 2003 to 2007 are $4.2 million annually; the aggregate lease obligation is $92.4 million. The leases are classified as operating leases.

         NOTE 9. BORROWINGS

         Debt consists of the following at December 31:

(DOLLARS IN THOUSANDS)          RATE     MATURITIES          2002          2001
------------------------------------------------------------------  ------------
Commercial paper (U.S.)                               $    37,979   $   204,229
Bank loans                                                 10,979        21,916
Current portion of
  long-term debt                                              705         1,800
                                                      -----------   -----------
Total current debt                                         49,663       227,945
                                                      -----------   -----------
U.S. dollars                    6.45%           2006      699,112       698,800
Euro facility                   4.79%        2005-06      106,018       101,500
Japanese Yen notes              2.45%        2008-11      126,824       115,300
Japanese Yen notes              1.74%           2005       10,012         9,100
Other                                        2004-06        1,587         6,404
                                                      -----------   -----------
                                                          943,553       931,104
Deferred realized
  gains on interest
  rate swaps                                               57,868        15,571
FAS 133 adjustment                                          5,664        (7,271)
                                                      -----------   -----------
Total long-term debt                                    1,007,085       939,404
                                                      -----------   -----------
Total debt                                            $ 1,056,748   $ 1,167,349
                                                      ===========   ===========

         The Company utilizes commercial paper to supplement long-term borrowings. At December 31, 2002, outstanding commercial paper had an effective interest rate of 1.6% compared to 2.9% at December 31, 2001. Commercial paper maturities did not extend beyond January 21, 2003.

         In July 2002, the Company entered into a five-year Euro 350 million (approximately $350.0 million at December 31, 2002), multi-currency revolving credit facility agreement. The Company cancelled and repaid all borrowings under an existing Euro 140 million credit facility.

         In May 2001, the Company issued $700.0 million of 6.45% Notes; the Notes mature May 15, 2006. In November 2001, the Company issued Yen 15.15 billion in seven-year and ten-year notes.

         The Company reduced its U.S. revolving credit agreement to $500.0 million at December 31, 2001 from $1,300.0 million at December 31, 2000. This revolving credit agreement was composed of a $200.0 million 364-day facility and a $300.0 million five-year facility. On July 31, 2002, the Company exercised an option under this U.S. revolving credit facility and cancelled the $200.0 million 364-day portion of the agreement; there were no borrowings under this agreement. The remaining $300.0 million revolving credit facility extends to September 2006. The revolving credit agreement is used as backstop for the U.S. commercial paper program; there have been no borrowings under this agreement. The Company compensates the banks participating in these credit facilities in the form of fees, the amounts of which are not material.

         Short-term bank loans were outstanding in several foreign countries and averaged $16.7 million in 2002, compared with $36.4 million in 2001. The highest levels were $52.2 million in 2002, $69.0 million in 2001 and $55.3 million in 2000, respectively. The 2002 weighted average interest rate of these foreign bank loans, based on balances outstanding at the end of each month, was 5% and the average rate on loans outstanding at December 31, 2002 was 4%. These rates compare with 7% and 5%, respectively, in 2001 and 8% and 8% in 2000, respectively.

         Annual maturities on long-term debt outstanding at December 31, 2002 are as follows: 2003, $0.7 million; 2004, $1.0 million; 2005, $45.0 million; 2006, $770.0 million. At December 31, 2002, the estimated fair value of the $700.0 million 6.45% Notes, including the interest rate swaps, was $761.6 million. The estimated fair value of the remaining long-term debt at December 31, 2002 and 2001, based on borrowing rates currently available to the Company with similar terms and maturities, approximated the recorded amount.

         Cash payments for interest were $61.6 million in 2002, $77.2 million in 2001 and $19.6 million in 2000.

         At December 31, 2002, the Company and its subsidiaries had unused lines of credit approximating $368.0 million in addition to the facility serving as backstop to the Company's commercial paper program.

         NOTE 10. INCOME TAXES

         The following tables show the components of consolidated income before taxes, and current and deferred income tax expense by taxing jurisdiction, both domestic and foreign:

(DOLLARS IN THOUSANDS)                       2002           2001           2000
-------------------------------------------------      -------------------------
U.S. loss before taxes                   $ (8,918)      $(59,390)      $(33,183)
Foreign income before taxes               275,335        247,167        217,310
                                        ---------      -------------------------
Total income before taxes                $266,417       $187,777       $184,127
                                        =========      =========================

(DOLLARS IN THOUSANDS)                       2002           2001           2000
-------------------------------------------------      -------------------------
Current
  Federal                                $ 18,452       $  7,507       $   (640)
  State and local                           1,884          3,816            381
  Foreign                                  76,518         78,565         91,877
                                        ---------      -------------------------
                                           96,854         89,888         91,618
                                        ---------      -------------------------
Deferred
 Federal                                  (19,496)       (17,836)       (20,543)
 State and local                           (2,591)        (5,821)        (1,484)
 Foreign                                   15,706          5,544         (8,469)
                                        ---------      -------------------------
                                           (6,381)       (18,113)       (30,496)
                                        ---------      -------------------------
Total income taxes                       $ 90,473       $ 71,775       $ 61,122
                                        =========      =========================

         At December 31, 2002 and 2001, gross deferred tax assets were $146.8 million and $115.7 million, respectively; gross deferred tax liabilities were $77.2 million and $82.8 million, respectively. No valuation allowance was required for deferred tax assets. At December 31, 2002, noncurrent deferred tax assets of $2.5 million were included in Other assets. The principal components of deferred tax assets (liabilities) were:

(DOLLARS IN THOUSANDS)                                   2002              2001
-----------------------------------------------------------------   ------------
Employee and retiree benefits                        $ 71,700          $ 69,000
Inventory                                               5,800             2,500
Tax credit carryforwards                               13,800             5,200
Property, plant and equipment                          (8,200)           (8,000)
Trademarks and other                                  (41,500)          (52,400)
Interest                                               17,400             6,000
Foreign earnings                                      (19,400)          (17,600)
Other, net                                             30,000            28,200
                                                     --------          --------
                                                     $ 69,600          $ 32,900
                                                     ========          ========

         Of the Company's tax credit carryforwards, $6.3 million will expire, if unused, beginning in 2005; the remaining $7.5 million can be carried forward indefinitely.

         A reconciliation between the U.S. federal income tax rate and the effective tax rate is:

                                             2002          2001          2000
-----------------------------------------------------  ------------------------
Statutory tax rate                           35.0%         35.0%           35.0%
Difference in effective tax
  rate on foreign earnings
  and remittances                             0.1          (1.4)           (0.3)
State and local taxes                        (0.2)         (0.7)           (0.4)
Goodwill                                       --           6.0             0.9
Other, net                                   (0.9)         (0.7)           (2.0)
                                             -----         --------------------
Effective tax rate                           34.0%         38.2%           33.2%
                                             =====         =====================

         Income taxes paid were $100.3 million in 2002, $88.6 million in 2001 and $81.0 million in 2000.

         Undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided totaled $576.6 million at December 31, 2002. Any additional U.S. taxes payable on these foreign earnings, if remitted, would be substantially offset by credits for foreign taxes already paid.

         NOTE 11. SHAREHOLDERS' EQUITY

         In January 2001, the Company awarded approximately 190,000 IFF Stock Units ("Units") to eligible employees in exchange for surrender of their "under water" stock options. The Units vest, in four equal installments, over not more than a seven-year period, upon the Company's common stock attaining successively higher market price targets beginning at $22.50 per share, and earn dividend equivalents as and when cash dividends are paid. Compensation expense is recognized over the Units' vesting period. In 2001, the first two market price targets were achieved and 50% of such Units vested; compensation expense of $1.7 million was recognized and included in operating expenses. In 2002, the third price target of $31.50 was achieved and the Company recognized compensation expense of $0.8 million which is included in operating expenses. The remaining unvested Units are reported as Restricted stock on the Company's Consolidated Balance Sheet.

         On August 1, 2002, the Company's Board of Directors granted an award of 200,000 restricted shares of the Company's common stock. Entitlement to all or a portion of the restricted award is subject to the Company's achieving certain levels of shareholder return compared to those of a specified group of companies, over the three, four and five year periods commencing August 1, 2002. Compensation expense relating to the award is recognized over the restriction period.

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

         Dividends paid per share were $0.60, $0.60, and $1.29, in 2002, 2001 and 2000, respectively.

         The Accumulated other comprehensive income balance includes Cumulative translation adjustments of ($138.2) million and ($156.3) million, Accumulated gains or (losses) on derivatives qualifying as hedges of $0.7 million and ($2.3) million, and Minimum pension liability of ($75.0) million and ($20.0) million, in 2002 and 2001, respectively. Amounts are shown net of tax, where appropriate.

         NOTE 12. STOCK PLANS

         The Company has various stock option plans under which the Company's officers, directors and key employees may be granted options to purchase the Company's common stock at 100% of the market price on the day the option is granted.

         Options granted prior to May 2001 generally become exercisable no earlier than two years after the date of grant and expire ten years after the date of grant, except for options granted to two senior executives in 2000 and certain other options granted to foreign employees, which may be exercised immediately. Options granted in November 2000, however, constituting approximately 17% of options outstanding (as of December 31, 2002), generally become exercisable in four equal installments as corresponding market price targets for the Company's common stock of $22.50, $27.00, $31.50 and $36.00 are attained, and expire seven years after the date of grant or sooner if certain price levels (which differ among individuals) are achieved.

         Options granted after May 1, 2001 generally become exercisable no earlier than one year from the date of grant and expire 10 years after grant date, except for options granted to certain foreign employees, which may be exercised immediately.

         During 2002, options to purchase common stock were granted at exercise prices ranging from $28.77 to $34.22 per share. At December 31, 2002, the price range for shares under option was $17.94 to $49.88; options for 4,292,202 shares were exercisable at that date.

         Stock plan transactions were:

                                            SHARES OF COMMON STOCK      WEIGHTED
                                          --------------------------     AVERAGE
                                           AVAILABLE           UNDER    EXERCISE
                                           FOR GRANT          OPTION       PRICE
--------------------------------------------------------------------------------
Balance January 1, 2000                    1,658,004       4,580,174      $42.69
Granted                                   (5,761,502)      5,761,502       24.13
Exercised                                         --         (75,297)      21.46
Terminated                                   661,422        (661,422)      43.85
Lapsed                                       (54,500)             --          --
Increase under 2000 plans                  9,450,000              --          --
                                          --------------------------------------
Balance December 31, 2000                  5,953,424       9,604,957       31.55
Granted                                   (2,042,000)      2,042,000       27.06
Exercised                                         --        (288,400)      17.94
Terminated                                 2,997,188      (2,997,188)      38.00
Lapsed                                      (113,143)             --          --
Reserved for Units                           (83,888)             --          --
                                          --------------------------------------
Balance December 31, 2001                  6,711,581       8,361,369       28.37
Granted                                   (2,899,950)      2,899,950       32.19
Exercised                                         --      (1,356,964)      18.42
Terminated                                   154,947        (154,947)      31.40
Lapsed                                    (1,735,856)        (87,500)      34.57
Reserved for Units                           (50,710)             --          --
Increase under existing plans              4,500,000              --          --
Restricted Stock award                      (200,000)             --          --
                                          --------------------------------------
Balance December 31, 2002                  6,480,012       9,661,908      $30.66
                                          ======================================

         The following table summarizes information concerning currently outstanding and exercisable options:

                                                      RANGE OF EXERCISE PRICES
                                                 -------------------------------
                                                       $10-$30           $30-$50
--------------------------------------------------------------------------------
Number outstanding                                   4,131,339         5,530,569
Weighted average remaining contractual
  life, in years                                           8.2               7.4
Weighted average exercise price                         $23.47            $36.04
                                                 -------------------------------
Number exercisable                                   1,868,978         2,423,224
Weighted average exercise price                         $21.72            $39.65
                                                 ===============================

         Using the Black-Scholes option valuation model, the estimated fair values of options granted during 2002, 2001 and 2000 were $10.07, $8.09, and $5.50, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management's opinion, such valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         Principal assumptions used in applying the Black-Scholes model were as follows:

                                               2002          2001          2000
-----------------------------------------------------      ---------------------
Risk-free interest rate                         4.5%          4.6%          6.2%
Expected life, in years                           5             5             5
Expected volatility                            33.7%         32.2%         26.9%
Expected dividend yield                         1.8%          2.2%          3.8%
                                               =====         ===================
         NOTE 13. SEGMENT INFORMATION

         The Company manages its operations by major geographical region. Flavors and fragrances have similar economic and operational characteristics including research and development, the nature of the creative and production processes, the type of customers, and the methods by which products are distributed. Accounting policies used for segment reporting are identical to those described in Note 1.

         The Company evaluates the performance of its geographic regions based on operating profit, excluding interest expense, other income and expense, certain unallocated expenses, amortization of goodwill, the effects of nonrecurring items and accounting changes, and income tax expense ("segment profit"). Transfers between geographic areas are accounted for at prices that approximate arm's length market prices. Unallocated assets are principally cash, short-term investments and other corporate assets.

         The Company is divided into five geographic regions for management purposes: North America, Latin America, Europe, Asia Pacific and India Region.

         The Company's reportable segment information, based on geographic region, follows. Certain prior year amounts have been reclassified for comparative purposes to reflect geographic alignment and the adoption of FAS 142.


          2002                           NORTH                       INDIA         LATIN         ASIA
(DOLLARS IN THOUSANDS)                 AMERICA        EUROPE        REGION       AMERICA       PACIFIC  ELIMINATIONS    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers    $   592,974   $   695,384   $    37,626   $   216,938   $   266,327   $        --    $ 1,809,249
Transfers between areas                 86,089       127,830         1,766         1,022        17,126      (233,833)            --
                                   -------------------------------------------------------------------------------------------------
Total sales                        $   679,063   $   823,214   $    39,392   $   217,960   $   283,453   $  (233,833)   $ 1,809,249
                                   =================================================================================================
Segment profit                     $    81,888   $   161,720   $     9,311   $    48,596   $    52,619   $       983    $   355,117
                                   =================================================================================
Corporate and other
  unallocated expenses                                                                                                      (43,518)
Nonrecurring charges                                                                                                        (11,737)
Interest expense                                                                                                            (37,036)
Other income (expense), net                                                                                                   3,591
                                                                                                                        -----------
Income before taxes on income                                                                                           $   266,417
                                                                                                                        ===========
Segment assets                     $   789,642   $   883,050   $    55,088   $   159,425   $   357,908   $   (67,265)   $ 2,177,848
                                   =================================================================================
Unallocated assets                                                                                                           54,846
                                                                                                                        -----------
Total assets                                                                                                            $ 2,232,694
                                                                                                                        ===========


          2001                           NORTH                       INDIA         LATIN         ASIA
(DOLLARS IN THOUSANDS)                 AMERICA        EUROPE        REGION       AMERICA       PACIFIC  ELIMINATIONS    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers    $   616,806   $   682,574   $    32,684   $   245,517   $   266,185   $        --    $ 1,843,766
Transfers between areas                 83,115       134,862         2,698         1,678        16,620      (238,973)            --
                                   -------------------------------------------------------------------------------------------------
Total sales                        $   699,921   $   817,436   $    35,382   $   247,195   $   282,805   $  (238,973)   $ 1,843,766
                                   =================================================================================================
Segment profit                     $    86,928   $   158,175   $     7,857   $    52,907   $    58,798   $     2,691    $   367,356
                                   =================================================================================
Corporate and other
  unallocated expenses                                                                                                      (48,624)
Amortization of goodwill                                                                                                    (33,071)
Nonrecurring charges                                                                                                        (30,069)
Interest expense                                                                                                            (70,424)
Other income (expense), net                                                                                                   2,609
                                                                                                                        -----------
Income before taxes on income                                                                                           $   187,777
                                                                                                                        ===========
Segment assets                     $   836,208   $   803,011   $    55,572   $   197,365   $   340,134   $   (41,916)   $ 2,190,374
                                   =================================================================================
Unallocated assets                                                                                                           77,677
                                                                                                                        -----------
Total assets                                                                                                            $ 2,268,051
                                                                                                                        ===========


          2000                           NORTH                       INDIA         LATIN         ASIA
(DOLLARS IN THOUSANDS)                 AMERICA        EUROPE        REGION       AMERICA       PACIFIC  ELIMINATIONS    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers    $   470,953   $   560,803   $     4,069   $   220,287   $   206,683   $        --    $ 1,462,795
Transfers between areas                 55,610       117,528            63         1,936        13,779      (188,916)            --
                                   -------------------------------------------------------------------------------------------------
Total sales                        $   526,563   $   678,331   $     4,132   $   222,223   $   220,462   $  (188,916)   $ 1,462,795
                                   =================================================================================================
Segment profit                     $    47,846   $   161,126   $       425   $    38,914   $    39,664   $     1,762    $   289,737
                                   =================================================================================
Corporate and other
  unallocated expenses                                                                                                      (31,919)
Amortization of goodwill                                                                                                     (5,032)
Nonrecurring charges                                                                                                        (41,273)
Interest expense                                                                                                            (25,072)
Other income (expense), net                                                                                                  (2,314)
                                                                                                                        -----------
Income before taxes on income                                                                                           $   184,127
                                                                                                                        ===========
Segment assets                     $   845,378   $   883,614   $    51,850   $   231,455   $   355,287   $   (31,737)   $ 2,335,847
                                   =================================================================================
Unallocated assets                                                                                                          153,186
                                                                                                                        -----------
Total assets                                                                                                            $ 2,489,033
                                                                                                                        ===========


                                                      CAPITAL EXPENDITURES                        DEPRECIATION AND AMORTIZATION
                                            ----------------------------------------        ----------------------------------------
(DOLLARS IN THOUSANDS)                          2002            2001            2000            2002            2001            2000
----------------------------------------------------        ------------------------        --------        ------------------------
North America                               $ 23,129        $ 18,531        $ 30,586        $ 33,782        $ 33,784        $ 26,691
Europe                                        29,688          20,441          14,628          21,919          27,616          21,247
India Region                                     555             491             196             534             533             142
Latin America                                  3,206           1,559           4,806           3,067           4,628           5,154
Asia Pacific                                   8,445           4,571           7,500           7,447           7,749           5,975
Unallocated assets                            16,792           6,423           2,980           5,078          49,183          10,135
                                            --------        ------------------------        --------        ------------------------
Consolidated                                $ 81,815        $ 52,016        $ 60,696        $ 71,827        $123,493        $ 69,344
                                            ========        ========================        ========        ========================

         Sales of fragrance products were $1,000.2 million, $1,008.1 million, and $865.1 million in 2002, 2001 and 2000, respectively. Sales of flavor products were $809.0 million, $835.7 million, $597.7 million in 2002, 2001 and 2000, respectively. Sales in the United States, based on the final country of destination of the Company's products, were $544.3 million, $570.5 million, $435.1 million in 2002, 2001 and 2000, respectively. No other individual country of destination exceeded 8% of consolidated sales. No customer accounted for 10% or more of sales in 2002 or 2001; the Company's largest customer accounted for 10% of sales in 2000. Total long-lived assets consists of net property, plant and equipment and net intangible assets and amounted to $1,303.0 million, $1,328.4 million, and $1,435.8 million at December 31, 2002, 2001 and 2000, respectively; of the respective totals, $1,029.6 million, $1,071.1 million, $1,055.5 million were located in the United States. No other individual country had long-lived assets that exceeded 10% of total long-lived assets.

         Net foreign exchange gains of $2.3 million in 2002 and $1.9 million in 2001, and losses of $1.9 million in 2000 are included in other income.

         NOTE 14. RETIREMENT BENEFITS

         The Company and most of its subsidiaries have pension and/or other retirement benefit plans covering substantially all employees. Pension benefits are generally based on years of service and on compensation during the final years of employment. Plan assets consist primarily of equity securities and corporate and government fixed income securities. Substantially all pension benefit costs are funded as accrued; however, such funding is limited, where applicable, to amounts deductible for income tax purposes. Certain other retirement benefits are provided by balance sheet accruals. Contributions to defined contribution plans are mainly determined as a percentage of profits. Effective January 1, 2001, contributions to the Company's United States defined contribution plan match 50% of the employee's pretax contributions, up to plan limits.

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

         Pension expense included the following components:

                                                                            U.S. PLANS                       NON-U.S. PLANS
                                                               --------------------------------    ---------------------------------
(DOLLARS IN THOUSANDS)                                             2002        2001        2000        2002        2001        2000
-----------------------------------------------------------------------    --------------------    --------    ---------------------
Service cost for benefits earned                               $  7,874    $  7,293    $  5,104    $  7,327    $  9,552    $  6,051
Interest cost on projected benefit obligation                    19,091      18,351      14,151      21,339      24,306       9,471
Expected return on plan assets                                  (23,506)    (23,082)    (16,757)    (23,455)    (27,691)    (10,688)
Net amortization and deferrals                                     (306)     (1,347)     (1,414)      2,923         679         777
                                                               --------    --------------------    --------    --------------------
Defined benefit plans                                             3,153       1,215       1,084       8,134       6,846       5,611
Defined contribution and other retirement plans                   3,121       2,368       2,386       3,227       2,425       3,173
                                                               --------    --------------------    --------    --------------------
Total pension expense                                          $  6,274    $  3,583    $  3,470    $ 11,361    $  9,271    $  8,784
                                                               ========    ====================    ========    =====================

         Expense recognized for postretirement benefits included the following components:

(DOLLARS IN THOUSANDS)                                                                2002                 2001                 2000
------------------------------------------------------------------------------------------               ---------------------------
Service cost for benefits earned                                                    $2,034               $1,722               $1,500
Interest on benefit obligation                                                       5,545                5,377                4,104
Net amortization and deferrals                                                         532                  508                   13
                                                                                    ------               ---------------------------
Total postretirement benefit expense                                                $8,111               $7,607               $5,617
                                                                                    ======               ===========================

         Changes in pension and postretirement benefit obligations were:


                                                           U.S. PENSION PLANS      NON-U.S. PENSION PLANS    POSTRETIREMENT BENEFITS
                                                         ----------------------    ----------------------    -----------------------
(DOLLARS IN THOUSANDS)                                        2002         2001         2002         2001         2002         2001
------------------------------------------------------------------    ---------    ---------    ---------    ---------    ----------
Benefit obligation at beginning of year                  $ 256,647    $ 250,354    $ 351,390    $ 333,691    $  83,506    $  68,832
Service cost for benefits earned                             7,874        7,293        7,327        9,552        2,034        1,722
Interest cost on projected benefit obligation               19,091       18,351       21,339       24,306        5,545        5,377
Actuarial (gain) loss                                       18,934       (8,027)       7,921       (6,476)       6,488        9,651
Plan amendments                                                631           --           --           --           --           --
Plan participants' contributions                                --           --          106           90          165          105
Benefits paid                                              (15,400)     (13,572)     (18,025)     (13,336)      (5,455)      (4,083)
Acquisitions                                                    --           --           --       16,496           --        1,902
Special termination benefits                                    --        2,248           --          382           --           --
Translation adjustments                                         --           --       44,719      (13,315)          --           --
                                                         ---------    ---------    ---------    ---------    ---------    ---------
Benefit obligation at end of year                        $ 287,777    $ 256,647    $ 414,777    $ 351,390    $  92,283    $  83,506
                                                         =========    =========    =========    =========    =========    =========

         Changes in pension plan assets were:


                                                                               U.S. PLANS                       NON-U.S. PLANS
                                                                       --------------------------        ---------------------------
(DOLLARS IN THOUSANDS)                                                      2002             2001             2002             2001
--------------------------------------------------------------------------------        ---------        ---------        ----------
Fair value of plan assets at beginning of year                         $ 256,189        $ 287,375        $ 294,993        $ 347,346
Actual return on plan assets                                             (31,143)         (19,487)         (34,702)         (34,497)
Employer contributions                                                    10,310            1,873           35,792            8,729
Plan participants' contributions                                              --               --              106               90
Benefits paid                                                            (15,400)         (13,572)         (18,025)         (13,336)
Translation adjustments                                                       --               --           36,001          (13,339)
                                                                       ---------        ---------        ---------        ---------
Fair value of plan assets at end of year                               $ 219,956        $ 256,189        $ 314,165        $ 294,993
                                                                       =========        =========        =========        =========

         The funded status of pension and postretirement plans at December 31 was:

                                                           U.S. PENSION PLANS      NON-U.S. PENSION PLANS    POSTRETIREMENT BENEFITS
                                                         -----------------------   -----------------------   -----------------------
(DOLLARS IN THOUSANDS)                                        2002         2001         2002         2001         2002         2001
-------------------------------------------------------------------   ----------   ----------   ----------   ----------   ----------
Plan assets (less than) projected
  benefit obligation                                     $ (67,821)   $    (458)   $(100,612)   $ (56,397)   $ (92,283)   $ (83,506)
Remaining balance of unrecognized net (asset)
  liability established at adoption of FAS 87                 (286)        (928)         676          811           --           --
Unrecognized prior service cost                              8,867        9,101        3,861        3,802       (1,700)      (1,842)
Unrecognized net (gain) loss                                49,458      (24,654)     128,115       53,421       29,250       23,540
                                                         ---------    ---------    ---------    ---------    ---------    ---------
Net asset (liability)                                    $  (9,782)   $ (16,939)   $  32,040    $   1,637    $ (64,733)   $ (61,808)
                                                         =========    =========    =========    =========    =========    =========

         Pension assets and liabilities included in the Consolidated Balance Sheet at December 31 were:

                                      U.S. PLANS              NON-U.S. PLANS
                                 --------------------     ----------------------
(DOLLARS IN THOUSANDS)              2002         2001         2002         2001
----------------------------------------     --------     --------     ---------
Prepaid benefit cost             $    --     $  6,408     $ 30,950     $    281
Accrued benefit
  liability                      (41,289)     (23,650)     (86,413)     (30,869)
Accumulated other
  comprehensive
  income                          23,301          303       85,693       27,940
Intangible asset                   8,206           --        1,810        4,285
                                 =======     ========     ========     ========

         Principal weighted average actuarial assumptions used to determine the above pension data were:

                                      U.S. PLANS              NON-U.S. PLANS
                                 --------------------     ----------------------
                                    2002         2001         2002         2001
----------------------------------------     --------     --------     ---------
Discount rate                        6.7%        7.2%         5.5%          5.9%
Weighted average
  rate of
  compensation
  increase                           4.0%        4.5%         2.8%          3.2%
Long-term rate of
  return on
  plan assets                        9.0%        9.0%         7.5%          7.5%
                                     ===         ===          ===           ===

         Discount rates used for determining future pension obligations of individual plans are based on a review of long-term bonds that receive a high rating by a recognized rating agency. The weighted average rates of compensation increase were determined based on actual data for the individual plans. For purposes of determining the 2003 results for the U.S.-based plans, the long-term rate of return will be 8.5%; this rate of return is based on an asset allocation of approximately 35% fixed income, corporate and government bonds expected to yield 5-7%, and 65% in equity investments that are expected to yield 9-11% in the long term. The plan has employed a similar asset allocation strategy for the prior fifteen-year period and has achieved a compound annual return of approximately 9.4%. Similar assessments were made for all non-U.S. plans.

         Principal actuarial assumptions used to determine the above postretirement data were:

                                                            2002           2001
----------------------------------------------------------------           -----
Discount rate                                                6.7%           7.2%
Current medical cost trend rate                             10.0%          10.0%
Ultimate medical cost trend rate                             5.0%           5.0%
Medical cost trend rate decreases to
  ultimate rate in year                                     2009           2007
                                                            ====           ====

         The effect of a 1% increase in the assumed medical rate of inflation would increase the accumulated postretirement benefit obligation, and the annual postretirement expense, by approximately $15.7 million and $1.6 million, respectively; a 1% decrease in the rate would decrease the obligation and expense by approximately $12.5 million and $1.3 million, respectively.

         As described in Note 2, during 2000, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive received additional credit, for pension purposes, in terms of age and service, as well as other benefits. Approximately 150 employees accepted enhanced retirement benefits under these two programs and costs relating thereto are reflected as special termination benefits above. The special termination benefit of $2.2 million recognized during 2001 represents the liability on account of social security supplemental benefit payments to be made to those participants who elected to retire under the most recent window program implemented during 2001.

         The Company recorded a minimum pension liability of $94.2 million and $27.0 million at December 31, 2002 and 2001, respectively, as required by Financial Accounting Standards Board Statement No. 87. The adjustment is reflected in Accumulated other comprehensive income and Retirement and other liabilities, as appropriate, and is prescribed when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities. The adjustment relates to plans in the United States, the United Kingdom, and Japan.

NOTE 15. FINANCIAL INSTRUMENTS

         The Company has entered into a series of swaps effectively converting the fixed $700.0 million 6.45% Notes coupon interest rate to a variable short-term rate based upon the London InterBank Offered Rate (LIBOR) plus an interest markup. Periodically, the Company has amended the swaps, changing the short-term LIBOR basis and the related spread. As a result of these amendments and changes, the counter-party paid the Company $56.5 million in 2002 and $19.9 million in 2001, including accrued swap interest of $6.5 million and $3.3 million, respectively. The net realized gains on the swaps have been deferred, classified as a separate component of debt, and are being amortized to income as a reduction in interest expense over the remaining term of the debt. In addition, in 2002, the Company entered into a series of swaps to convert its long-term Japanese Yen borrowings from fixed rate to short-term Japanese Yen LIBOR rates. To the extent the Company has not received cash or otherwise amended or settled any swap agreements, any applicable mark-to-market adjustment relating to that swap is included as a separate component of debt and is amortized over the remaining term of the underlying swap. These swaps are designated as qualified fair value hedges. The Company had no ineffective interest rate swaps at December 31, 2002.

         The Company enters into foreign currency forward contracts with the objective of reducing exposure to cash flow volatility associated with foreign currency receivables and payables, and with anticipated purchases of certain raw materials used in operations. These contracts, the counterparties to which are major international financial institutions, generally involve the exchange of one currency for a second currency at a future date, and have maturities which do not exceed six months. The notional amount and maturity dates of such contracts match those of the underlying transactions. At December 31, 2002 and 2001, the Company had outstanding foreign currency forward contracts with notional amounts approximating $131.4 million and $97.3 million, respectively. The Company has designated these contracts as qualified fair value and cash flow hedges as appropriate. Accordingly, the effective portion of any gain or loss on a derivative instrument reported as a cash flow hedge is reported as a component of Accumulated other comprehensive income and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. The Company had no ineffective foreign currency forward contracts at December 31, 2002 or 2001.

         NOTE 16. CONCENTRATIONS OF CREDIT RISK

         The Company has no significant concentrations of risk in financial instruments. Temporary investments are made in a well-diversified portfolio of high-quality, liquid obligations of government, corporate and financial institutions. There are also limited concentrations of credit risk with respect to trade receivables because of the large number of customers spread across many industries and geographic regions.

         NOTE 17. COMMITMENTS AND CONTINGENCIES

         Minimum rental commitments under noncancellable operating leases for office and warehouse facilities are $8.9 million in 2003, $7.9 million in 2004, $6.5 million in 2005, $5.2 million in 2006, $4.4 million in 2007 and $4.2 million thereafter to 2024; the aggregate lease obligations are $102.3 million. The corresponding rental expense amounted to $12.1 million and $2.2 million in 2002 and 2001, respectively; rental expense was not significant in 2000.

         There are various lawsuits and claims pending against the Company. Management believes that any liability resulting from those actions or claims will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

         NOTE 18. RELATED-PARTY TRANSACTIONS

         At December 31, 2002 and 2001, the Company held a note receivable from an executive officer, resulting from the exercise of a stock option. This note bears interest, determined and payable quarterly, at the higher of a market rate for such a loan by a third-party lender or the Company's weighted average cost of borrowed funds. The applicable rate as of December 31, 2002 and 2001 was 3.3% and 4.1%, respectively. The note is collateralized by 55,000 shares of common stock and is due in full on the earlier of November 14, 2007, termination of employment as an executive officer, or when and if the market value of the collateral is less than 110% of the outstanding principal balance of the loan.

QUARTERLY FINANCIAL DATA (UNAUDITED)



(DOLLARS IN  THOUSANDS                                                                                 NET INCOME PER SHARE(b)
EXCEPT PER                                                                                         ---------------------------------
SHARE AMOUNTS)              NET SALES                GROSS PROFIT              NET INCOME(a)           BASIC            DILUTED
--------------------------------------------   -----------------------   -----------------------   -------------   -----------------
Quarter                    2002         2001         2002         2001         2002         2001    2002    2001    2002       2001
-------------------------------   ----------   ----------   ----------   ----------   ----------   -----   -----   -----   ---------
First                $  445,844   $  483,661   $  185,980   $  199,522   $   41,947   $   20,272   $0.44   $0.21   $0.44   $   0.21
Second                  476,336      478,216      203,724      208,710       45,401       33,005    0.48    0.34    0.47       0.34
Third                   462,777      462,719      201,702      194,088       49,599       33,555    0.52    0.35    0.52       0.35
Fourth                  424,292      419,170      182,008      178,013       38,997       29,170    0.41    0.31    0.41       0.30
                     ----------   ----------   ----------   ----------   ----------   ----------   -----   -----   -----   --------
                     $1,809,249   $1,843,766   $  773,414   $  780,333   $  175,944   $  116,002   $1.86   $1.21   $1.84   $   1.20
                     ==========   ==========   ==========   ==========   ==========   ==========   =====   =====   =====   ========

(a) Net income for the 2002 second and third quarters includes the after-tax effects of certain charges of $6,091 and $1,654, respectively. Net income for the 2001 first, second and third quarters includes the after-tax effects of certain charges of $7,762, $5,663 and $5,676, respectively. See
     Note 2 of the Notes to Consolidated Financial Statements for further discussion.
(b) The sum of the 2002 quarters' basic net income per share does not equal the earnings per share for the full year 2002 due to changes in average shares outstanding.

STOCK PRICES

         The Company's common stock is traded principally on the New York Stock Exchange. The high and low stock prices for each quarter during the last two years were:


                                           2002                        2001
-------------------------------------------------------     ------------------------
Quarter                            High          Low           High           Low
-------------------------------------------------------     ------------------------
First                              $35.95        $27.33        $22.76        $19.75
Second                              37.45         30.61         28.20         21.25
Third                               32.90         26.05         31.60         24.97
Fourth                              35.90         32.08         31.69         24.10
                                =========     =========     =========     =========


FIVE-YEAR SUMMARY                                                                            INTERNATIONAL FLAVORS & FRAGRANCES INC.


(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                     2002           2001           2000          1999           1998
------------------------------------------------------------------------    --------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME DATA
Net sales                                                    $ 1,809,249    $ 1,843,766    $ 1,462,795   $ 1,439,499    $ 1,407,349
                                                             -----------    --------------------------------------------------------
Cost of goods sold                                             1,035,835      1,063,433        831,653       806,382        777,764
Research and development expenses                                144,027        135,248        112,671       103,794         98,438
Selling and administrative expenses                              305,156        313,335        258,653       248,047        224,393
Amortization of goodwill and other intangibles                    12,632         46,089          7,032            --             --
Nonrecurring charges(a)(b)(c)(d)                                  11,737         30,069         41,273        32,948             --
Interest expense                                                  37,036         70,424         25,072         5,154          2,042
Other (income) expense, net                                       (3,591)        (2,609)         2,314          (291)        (6,356)
                                                             -----------    --------------------------------------------------------
                                                               1,542,832      1,655,989      1,278,668     1,196,034      1,096,281
                                                             -----------    --------------------------------------------------------
Income before taxes on income                                    266,417        187,777        184,127       243,465        311,068
Taxes on income                                                   90,473         71,775         61,122        81,465        107,283
                                                             -----------    --------------------------------------------------------
Net income                                                   $   175,944    $   116,002    $   123,005   $   162,000    $   203,785
                                                             -----------    --------------------------------------------------------
  % of net sales                                                     9.7            6.3            8.4          11.3           14.5
  % of average shareholders' equity                                 32.0           20.1           16.5          18.0           20.9
Net income per share - basic                                       $1.86          $1.21          $1.22         $1.53          $1.90
Net income per share - diluted                                     $1.84          $1.20          $1.22         $1.53          $1.90
                                                             -----------    --------------------------------------------------------
Average number of shares (thousands)                              94,511         95,770        101,073       105,748        107,122
                                                             -----------    --------------------------------------------------------


CONSOLIDATED BALANCE SHEET DATA
Cash and short-term investments                              $    15,165    $    48,905    $   129,238   $    62,971    $   115,999
Receivables, net                                                 338,607        340,358        364,314       303,418        283,480
Inventories                                                      421,603        415,984        435,312       415,269        403,961
Property, plant and equipment, net                               520,499        532,473        679,874       523,916        498,784
Intangible assets, net                                           782,703        795,920        755,923            --             --
Total assets                                                   2,232,694      2,268,051      2,489,033     1,401,495      1,388,064
Bank loans and commercial paper                                   49,663        227,945        852,985        92,474         29,072
Long-term debt                                                 1,007,085        939,404        417,402         3,832          4,341
Shareholders' equity                                             574,678        524,170        631,259       858,497        945,051
                                                             -----------    --------------------------------------------------------



OTHER DATA
CURRENT RATIO                                                        2.4            1.6            0.9           2.3            3.1
Gross additions to property, plant and equipment             $    81,815    $    52,016    $    60,696   $   103,835    $    91,690
Depreciation and amortization expense                             84,458        123,493         69,344        56,369         49,006
Cash dividends declared                                           56,749         57,219        130,234       160,830        159,513
  Per share                                                        $0.60          $0.60          $1.29         $1.52          $1.49
Number of shareholders of record at year-end                       3,875          3,394          3,741         4,209          4,653
Number of employees at year-end                                    5,728          5,929          6,614         4,682          4,669
                                                             ===========    ========================================================

(a) Nonrecurring charges ($7,745 after tax) in 2002 resulted from the Company's reorganization program.
(b) Nonrecurring charges ($19,101 after tax) in 2001 resulted from the Company's reorganization program.
(c) Nonrecurring charges ($26,765 after tax) in 2000 resulted from the Company's reorganization program.
(d) Nonrecurring charges ($21,910 after tax) in 1999 resulted from the Company's program to streamline its operations worldwide.

DIRECTORS


MARGARET HAYES ADAME              J. MICHAEL COOK                   RICHARD A. GOLDSTEIN              HENRY P. VAN AMERINGEN
President                         Chairman and                      Chairman of the Board and         President
Fashion Group International       Chief Executive Officer Emeritus  Chief Executive Officer           van Ameringen Foundation, Inc.
                                  Deloitte & Touche, LLP            Chairman,
GUNTER BLOBEL, M.D., PH.D.        Chairman,                         Executive Committee               WILLIAM D. VAN DYKE, III
Nobel Prize-winning               Audit Committee                                                     Senior Vice President
Rockefeller University Professor                                    ARTHUR C. MARTINEZ                Salomon Smith Barney Inc.
associated with Howard            PETER A. GEORGESCU                Chairman and
Hughes Medical Institute          Chairman Emeritus                 Chief Executive Officer Emeritus
                                  Young & Rubicam Inc.              Sears, Roebuck and Company
JAMES R. CANTALUPO*               Chairman,                         Chairman, Nominating and
President and                     Compensation Committee            Governance Committee
Vice Chairman Emeritus
McDonald's Corporation

*Retired from the board December 2002



OFFICERS AND SENIOR MANAGEMENT

RICHARD A. GOLDSTEIN              CLINT D. BROOKS, PH.D.            SOPHIA GROJSMAN                   NICOLAS MIRZAYANTZ
Chairman of the Board and         Senior Vice President             Vice President                    Vice President
Chief Executive Officer           Research & Development                                              Global Business Development -
                                                                    STEVEN J. HEASLIP                 Fine Fragrances and Toiletries
GAIL S. BELMUTH                   ROBERT BURNS                      Senior Vice President
Vice President                    Vice President and                Human Resources                   JOEL W. SHANE
Corporate Communications          Regional Manager                                                    Vice President
                                  Asia Pacific                      D. WAYNE HOWARD                   Global Business Development -
DEREK J. BENNETT                                                    Executive Vice President          Aroma Chemicals and
Vice President                    JAMES H. DUNSDON                  Global Operations                 Ingredients
Global Operations -               Vice President and
Fragrances                        Regional Manager                  STEVE HUANG, PH.D.                THOMAS J. SKATRUD, PH.D.
                                  North America                     Vice President                    Vice President
ARUN BEWOOR                                                         Global Operations -               Global Operations -
Vice President and                ROB J. M. EDELMAN                 Aroma Chemicals and               Flavors
Regional Manager                  Vice President and                Ingredients
India Region                      Regional Manager                                                    CHARLES D. WELLER
                                  Europe                            JAMES P. HUETHER                  Treasurer
STEPHEN A. BLOCK                                                    Controller
Senior Vice President             GRACIELA M. FERRO                                                   DOUGLAS J. WETMORE
General Counsel and Secretary     Vice President and                NEIL HUMPHREYS                    Senior Vice President and
                                  Regional Manager                  Vice President                    Chief Financial Officer
JULIAN W. BOYDEN                  Latin America                     Global Creative & Application
Executive Vice President
New Business Development          ROBERTO J. GORDON                 BRUCE S. LESKANIC
                                  Vice President                    Vice President
                                  Sales, Global Accounts            Supply Chain Strategy

INVESTOR INFORMATION

         ANNUAL MEETING

         The Annual Meeting of Shareholders will be held at the offices of the Company, 521 West 57th Street, New York, New York, on Tuesday, May 14, 2003 at 10:00 a.m., EDT.

         A proxy statement and form of proxy will be mailed to each shareholder on or about March 28, 2003.

         FORM 10-K

         A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be available on or about March 28, 2003.

         TRANSFER AGENT AND REGISTRAR

         Wachovia Bank, National Association
         Shareholder Services Group
         1525 West W.T. Harris Boulevard, 3C3
         Charlotte, NC 28288-1153
         800-829-8432
         equityservices@wachovia.com
         www.wachovia.com/shareholderservices

         LISTED

         New York Stock Exchange

         [GRAPHIC OMITTED]

         INDEPENDENT ACCOUNTANTS

         PricewaterhouseCoopers LLP

         WEB SITE

         www.iff.com

[GRAPHICS OMITTED]

In December 2002, after
38 years at IFF, Dr. Braja D.
Mookherjee - one of our best -
passed away. He embodied
everything our Company strives
for and his effect on IFF
reached much farther than the
greenhouse he ran. His spirit
and inspiration live on at IFF,
and can be seen throughout
the pages of this book.


"When people ask me what
IFF  is, I tell them that it is
a combination of very different
people with the same
objective: to wake up the
senses, to provoke emotions,
to liberate the inner magic."

"The biggest improvement
I have seen lately at IFF is that
we are getting more organ-
ized and better prepared to
face stiffer competition and
new challenges."

"I like working at IFF because
we work as a team; we are
full of passion, enthusiasm,
excitement, commitment, and
action that we all put into our
everyday tasks."

"When people ask me what IFF
is, I tell them imagine a flavor
or a fragrance and you will
have it in your hand."

"When people ask me what IFF
does, I tell them we influence
people's taste buds."


"IFF is unique because we
create, and creating is the
essence of evolution."

"We might be an international
Company but we're still allowed
to have an Australian style."


"I like working at IFF because
there is always a new chal-
lenge to face. It's learning from
successes and sometimes the
failures in these challenges
that help both the individual
and the Company to continue
to strive for excellence."

IFF  WORLDWIDE LOCATIONS

                                     SALES     MANUFACTURING    CREATIVE
                                     OFFICE                    LABORATORY
--------------------------------------------------------------------------------
NORTH AMERICA
Canada/Toronto                         O             O             O
USA/Augusta, GA                                      O
USA/Carrollton, TX                     O             O             O
USA/Chicago, IL                        O
USA/Hazlet, NJ                         O             O             O
USA/Jacksonville, FL                   O             O
USA/Menomonee Falls, WI                              O
USA/New York, NY*                      O                           O
USA/South Brunswick, NJ                O             O             O
USA/Union Beach, NJ                    O                           O

LATIN AMERICA
Argentina/Garin                        O             O             O
Brazil/Rio de Janeiro                                O
Brazil/Sao Paulo                       O                           O
Brazil/Taubate                                       O             O
Colombia/Bogota                        O                           O
Mexico/Tlalnepantla (Mexico City)      O             O             O

ASIA PACIFIC
Australia/Melbourne                    O             O             O
Australia/Castle Hill (Sydney)         O             O             O
China/Beijing                          O
China/Guangzhou                        O             O
China/Hong Kong                        O
China/Shanghai                         O                           O
China/Xin'anjiang (Hangzhou)           O             O
Indonesia/Jakarta                      O             O             O
Japan/Gotemba                                        O
Japan/Osaka                            O
Japan/Tokyo                            O                           O
Korea/Seoul                            O                           O
New Zealand/Auckland                   O             O             O
Philippines/Manila                     O             O             O
Singapore                              O                           O
Singapore/Jurong                       O             O
Thailand/Bangkok                       O             O             O



                                     SALES     MANUFACTURING    CREATIVE
                                     OFFICE                    LABORATORY
--------------------------------------------------------------------------------
INDIA REGION
India/Bangalore                        O
India/Calcutta                         O
India/Chennai                          O             O              O
India/Chittoor                                       O
India/Delhi                            O
India/Mumbai                           O                            O

EUROPE
Bulgaria/Sofia                         O
Czech Republic/Prague                  O
Egypt/Cairo                            O             O              O
France/Bois-Colombes (Paris)           O                            O
France/Dijon                           O             O              O
France/Grasse                          O             O              O
Germany/Emmerich                       O             O              O
Germany/Hamburg                        O
Germany/Oberhausen                     O                            O
Ireland/Drogheda                       O             O
Israel/Tel Aviv                        O
Italy/Milan                            O                            O
The Netherlands/Hilversum              O                            O
The Netherlands/Tilburg                              O
Norway/Oslo                            O
Poland/Warsaw                          O                            O
Slovakia/Bratislava                    O
South Africa/Johannesburg              O             O              O
Spain/Barcelona                        O                            O
Spain/Benicarlo                        O             O
Spain/Madrid                           O
Sweden/Knislinge                       O             O              O
Switzerland/Reinach-Aargau             O             O              O
Turkey/Gebze                           O             O              O
Turkey/Istanbul                        O
United Kingdom/Haverhill               O             O              O
United Kingdom/London                  O



* Global Headquarters
  Names in ( ) indicate nearest large city

IFF INTERNATIONAL FLAVORS & FRAGRANCES INC.

GLOBAL HEADQUARTERS

521 West 57th Street New York, NY 10019
T 212 765 5500   www.iff.com